UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2003

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F     X         Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.]

Yes                No     X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2003

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/s/ ATSUSHI INAMURA
Name: Atsushi Inamura Title: Chief Manager, General Affairs Corporate Administration Division

INTERIM

FINANCIAL

STATEMENT

April 2002 –

September 2002

Mitsubishi Tokyo Financial Group, Inc.

Mitsubishi Tokyo Financial Group, Inc., is a holding company established to oversee the operations of The Bank of Tokyo-Mitsubishi, Ltd. (BTM), and The Mitsubishi Trust and Banking Corporation (MTBC) and their subsidiaries. Its primary responsibilities center on facilitating business synergies among the entities of the Mitsubishi Tokyo Financial Group (MTFG), on setting the Group’s overall strategic directions, and on managing the Group’s risk globally. Shares of the holding company trade on the Tokyo, Osaka, New York (NYSE ticker: MTF), and London stock exchanges.

Group member banks BTM and MTBC are leading commercial and trust banks, respectively. BTM offers an extensive scope of commercial and investment banking products and services. It also provides trust and asset management services in close cooperation with MTBC. The BTM Group’s global network, spanning 43 countries, is unrivaled among its Japanese peers. MTBC provides a full array of trust and banking offerings to meet the financing and investment needs of retail and corporate clients in Japan and around the world. These include pension, asset management, fiduciary, real estate, stock transfer agency, financing, and other services.

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

All figures contained in this report are calculated according to U.S. GAAP, unless otherwise noted.

This document contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements do not represent any guarantee by management of future performance. In addition, certain forward-looking statements represent targets that management will strive to achieve by implementing MTFG’s business strategies. Such targets are not projections, do not represent management’s current estimates, and may not be achieved.

All forward-looking statements involve risks and uncertainties. MTFG may not be successful in implementing its business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including adverse economic conditions in Japan, the United States, or other markets; declining real estate or stock prices; additional corporate bankruptcies or additional problems in business sectors to which MTFG companies lend; difficulties or delays in integrating MTFG’s businesses and achieving desired cost savings; increased competitive pressures; changes in laws and regulations applicable to MTFG’s businesses; and adverse changes in Japanese economic policies.

Please see the annual report on Form 20-F for the fiscal year ended March 31, 2002, filed by MTFG, for additional information regarding the risks in our businesses.

Financial Highlights and Ratios (Unaudited)

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

	Six months ended September 30,
	2001	2002
	Yen	Yen	US Dollars*
	(in millions, except per share data and percentages)
Statement of operations data:
Net interest income	¥541,105	¥532,716	$4,376
Provision for credit losses	309,425	232,632	1,911
Non-interest income	442,660	571,452	4,694
Non-interest expense	683,483	603,661	4,959
Income tax expense (benefit)	(1,480)	163,622	1,344
Cumulative effect of a change in accounting principle, net of tax	5,867	(532)	(4)
Net income (loss)	(1,796)	103,721	852
Amounts per share:
Basic earnings (loss) per common share—income (loss) before cumulative effect of a change in accounting principle	¥(2,134.35)	¥17,191.86	$141.22
Basic earnings (loss) per common share—net income (loss)	(1,075.90)	17,096.50	140.43
Diluted earnings (loss) per common share—income (loss) before cumulative effect of a change in accounting principle	(2,134.35)	15,147.97	124.43
Diluted earnings (loss) per common share—net income (loss)	(1,075.90)	15,057.33	123.68
Cash dividends per share declared during the period—common shares	4,127.63	6,000.00	49.29
Cash dividends per share declared during the period—preferred shares (Class 1)	41,250.00	82,500.00	677.67
Cash dividends per share declared during the period—preferred shares (Class 2)	8,100.00	16,200.00	133.07
Balance sheet data:
Total assets	¥89,483,354	¥92,316,029	$758,305
Loans, net of allowance for credit losses	46,513,725	46,520,013	382,126
Total liabilities	86,966,239	89,969,890	739,033
Deposits	59,173,675	63,844,120	524,430
Shareholders’ equity	2,517,115	2,346,139	19,272
Average balances:
Total assets	¥93,304,828	¥92,940,735	$763,436
Interest-earning assets	85,213,110	85,555,468	702,772
Interest-bearing liabilities	78,957,713	78,538,741	645,135
Shareholders’ equity	3,029,348	2,534,166	20,816
Return on equity and assets:
Net income (loss) attributable to common shareholders as a percentage of total average assets**	(0.01)%	0.20%	0.20%
Net income (loss) attributable to common shareholders as a percentage of average shareholders’ equity**	(0.39)%	7.51%	7.51%
Net interest income as a percentage of total average interest-earning assets**	1.27%	1.24%	1.24%
Average shareholders’ equity as a percentage of total average assets	3.25%	2.73%	2.73%
Credit quality data:
Allowance for credit losses	¥1,794,045	¥1,571,232	$12,906
Allowance for credit losses as a percentage of loans	3.71%	3.27%	3.27%
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	¥4,453,510	¥3,571,818	$29,340
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of loans	9.22%	7.43%	7.43%
Net loan charge-offs	¥225,644	¥383,610	$3,151
Net loan charge-offs as a percentage of average loans**	0.91%	1.54%	1.54%
Average interest rate spread**	1.17%	1.18%	1.18%

*For the convenience of readers, US dollar amounts are presented as translations of Japanese yen amounts at the rate of ¥121.74=US$1.00, the noon buying rate on September 30, 2002 in New York City for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York.

**Annualized.

Message from Management

Mitsubishi Tokyo Financial Group, Inc. is pleased to report on its performance and progress for the six-month period ended September 30, 2002. The environment in which we and other financial institutions face has become increasingly challenging as economic conditions both domestically and abroad have become more difficult to predict and stock prices continue to remain at low levels. On October 30, 2002, the government of Japan announced its decision to implement a plan entitled “Comprehensive Measures to Accelerate Reforms” to work toward an accelerated revival of the financial and industrial sectors. As a part of this plan, the Financial Services Agency (FSA) established the “Program for Financial Revival” to focus on addressing the problem loan issue in order to restore confidence in the Japanese financial system.

Amidst these developments, MTFG is taking steady steps toward realizing its management goals of reducing the aggregate ratio of non-performing loans to total outstanding loans by about half by March 31, 2005 in accordance with the FSA guidance to major banks, and limiting exposure to market fluctuation by reducing its equity portfolio. In addition, we are making progress in strengthening the foundations of our profitability.

Interim Financial Results

In this interim period ended September 30, 2002, MTFG recorded ¥103.7 billion of net income, compared to a ¥1.8 billion loss for the six months ended September 30, 2001. This significant change in our operating results was primarily attributable to a decrease in provision for credit losses, an increase in non-interest income and a decrease in non-interest expense.

MTFG’s consolidated net interest income for this interim period was ¥532.7 billion, a decrease of ¥8.4 billion, or 1.6%, from ¥541.1 billion for the interim period ended September 30, 2001. This slight decrease primarily reflected a decrease in average foreign interest-earning assets with relatively high interest rates.

Provision for credit losses was ¥232.6 billion, a decrease of ¥76.8 billion, or 24.8%, from ¥309.4 billion for the same period in fiscal 2001. The decrease was due primarily to a decrease in impaired loans, which in turn resulted mainly from bulk sales and charge-offs of domestic nonaccrual loans.

Fees and commissions, a key growth area for MTFG, were ¥251.8 billion, an increase of ¥6.7 billion, or 2.8%, from ¥245.1 billion for the same period in fiscal 2001. This performance was due primarily to an increase in service charges on deposits of overseas offices and an increase in other fees and commissions, partially offset by a decrease in trust fees.

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

Our net trading account profits increased ¥39.4 billion, or 37.1%, to ¥145.5 billion during the interim period, due primarily to an increase in net profits on derivative instruments which included gains on interest rate swaps principally held for risk management purposes. Net foreign exchange gains were ¥113.5 billion, an increase of ¥50.9 billion, or 81.5%, from ¥62.6 billion for the same period in fiscal 2001. The increase primarily reflected an increase in transaction gains on translation of monetary liabilities denominated in foreign currencies due to Japanese yen appreciation. Net investment securities gains were ¥28.9 billion, compared to net losses of ¥92.9 billion for the same period in fiscal 2001. The change was due primarily to a decrease in impairment losses on marketable equity securities and an increase in net gains on sales of bonds.

Non-interest expense for the interim period was ¥603.7 billion, a decrease of ¥79.8 billion, or 11.7%, from ¥683.5 billion for the same period the previous year. This decrease primarily reflected the fact that there were no net investment securities losses during the period, which was partially offset by an increase in salaries and employee benefits.

MTFG’s risk-adjusted capital ratios, calculated under accounting principles generally accepted in Japan, increased to 10.49% at September 30, 2002, from 10.30% at March 31, 2002. Our Tier 1 capital ratio stood at 5.33% at September 30, 2002, compared with 5.27% at March 31, 2002.

Business Strategy

On September 1, 2002, we completed the merger of our securities subsidiaries and affiliates to form Mitsubishi Securities Co., Ltd. At the same time, a part of BTM’s derivatives, corporate advisory and securitization operations were transferred to the newly formed company. We believe that the new company is well-positioned to expand our investment banking and securities businesses.

On February 7, 2003, MTFG announced the launch of a global offering of common stock which would include newly issued shares and shares to be sold by its subsidiary banks, BTM and MTBC. The primary purpose of this offering is to further increase our capital base which will enable us to turn to our aggressive growth strategy. To address the extraordinary challenges facing us, we have developed a business strategy designed to:

•	strengthen our balance sheet for future growth;
•	improve our profit structure; and
•	capture the benefits of operating as an integrated, diversified financial group.

Message from Management (cont.)

As we continue our efforts to complete the strengthening of our financial base through the reduction of our problem loans and equity portfolio and focus on improving our profit structure, we will build on our solid position within the Japanese financial sector to emerge as a globally competitive, diversified financial service group. By offering a broad range of value-added financial products and services based on our commercial, trust, investment and other banking capabilities and moving aggressively ahead of our competitors to bolster our financial position, we seek to further enhance customer confidence, leverage our competitive advantages to expand our businesses and enhance shareholder value.

Strengthen our balance sheet for future growth—In light of the serious structural challenges facing the Japanese financial sector, we believe that a strong balance sheet is the key to maintaining the trust of our customers and enabling us to focus more aggressively on the future growth of our businesses. Building on our efforts to strengthen our balance sheet to date, we will continue our strategy to reduce the volume of problem loans on our balance sheet and the size of our equity portfolio.

Improve our profit structure—In addition to the key initiatives advanced by MTFG during this interim period, MTFG seeks to increase its profitability by increasing loan volume to creditworthy borrowers, improving the risk-adjusted returns on its lending business, expanding its fee-generating value-added financial services, and achieving cost efficiency through further streamlining of its branch network and personnel structure. At the same time, to enhance customer convenience, we will seek to expand alternative service delivery channels to both retail and corporate clients by continuing to invest in our information technology.

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

Capture the benefits of operating as an integrated, diversified financial group—Building upon BTM’s solid customer base, global network and expertise, MTBC’s strengths in trust banking products and services and most recently Mitsubishi Securities’ growing capabilities in the securities business, we have sought to build a financial group that is diversified in the products we offer and markets we serve, but integrated in terms of management vision and financial discipline.

We have implemented a consistent strategic management direction which has helped us establish our current competitive advantage. We have taken rigorous measures to solve the problems we face as a part of the Japanese banking sector and are moving forward with an aggressive growth strategy to cement our leadership position. With the offering of MTFG’s common stock and by implementing these strategic initiatives at a time when many of our competitors are downsizing their domestic assets and pulling back from international markets, we believe that we can build upon our already solid market position to further our competitive position within Japan as well as to enhance shareholder value.

We are excited as we believe that the time has come to execute our aggressive growth strategy, and we offer our most sincere thanks to you, our shareholders and clients, for your continued support.

February 2003

Akio Utsumi Chairman & Co-CEO	Shigemitsu Miki President & CEO

Topics

Formation of Mitsubishi Securities

On September 1, 2002, MTFG completed the merger of our securities subsidiaries and affiliates, KOKUSAI Securities Co., Ltd., Tokyo-Mitsubishi Securities Co., Ltd., Tokyo-Mitsubishi Personal Securities Co., Ltd. and Issei Securities Co., Ltd., to form Mitsubishi Securities Co., Ltd. At the same time, we transferred BTM’s derivatives, corporate advisory and securitization operations to Mitsubishi Securities. At the time of its formation, Mitsubishi Securities had approximately 4,400 employees.

Following its formation, Mitsubishi Securities announced a “Retail Revival Plan” that includes the formation of joint branches with BTM and a broad review of its current branch network. Through these measures, we aim to significantly reduce fixed costs and strengthen our ability to generate profits. Through this “Retail Revival Plan,” Mitsubishi Securities intends to reduce its domestic branch network from 95 to 65-70 branches by March 2004. Approximately 35 of those branches will be operated as joint branches with BTM.

In October 2002, Mitsubishi Securities increased its ownership in Tokyo-Mitsubishi TD Waterhouse Securities Co., Ltd., an on-line brokerage company jointly set up by BTM and TD Waterhouse Group in March 2000, from 21.8% to 50.8%. Effective November 1, 2002, the on-line brokerage company changed its name to Me Net Securities Co., Ltd.

Opening of Joint Branches

As of September 30, 2002, we have three joint branches shared by BTM and MTBC. At these joint branches, BTM and MTBC aim to cross-sell their products and services. In addition, we plan to open approximately 35 joint branches shared by BTM and Mitsubishi Securities by the end of 2003. At the joint branches, BTM expects to accept deposits and sell investment trusts, while Mitsubishi Securities expects to sell stocks and bonds. We believe the joint branches will enable us to improve the efficiency of our branch operations and better attract individual customers to our products and services. In addition, we are currently developing advanced automated contracting machines that will allow customers to access both their bank accounts and their brokerage accounts.

Establishment of Diamond Private Office

In June 2002, BTM, MTBC, Meiji Life Insurance Company, The Tokio Marine and Fire Insurance Co., Ltd. and Mitsubishi Estate Co., Ltd. jointly founded Diamond Private Office Co., Ltd., a wealth management consulting firm. Diamond Private Office provides comprehensive financial consulting, from investment management, business succession and asset management to estate planning services for wealthy individuals.

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

Top Banking Awards in 2002

MTFG was named by The Banker, a well-known financial magazine published worldwide, as Bank of the Year 2002 for Japan. The magazine cited our aggressive stance toward balance sheet management, a factor that has enhanced our ability to offer clients a full range of competitive financial services. The Banker furthermore noted our ongoing investments in state-of-the-art technology, including broadband branch networking and more efficient and accurate trading systems.

Euromoney also recognized us in 2002, when it named BTM the year’s Best Bank in Japan. The magazine stressed that BTM is highly successful in a range of key businesses, including forex, credit derivatives, custody, and retail banking.

Continued Strength in Foreign Exchange

MTFG is an acknowledged leader in the global foreign exchange markets, and in 2002 we built on this distinction. For the third consecutive year, BTM was named the number one foreign exchange house in the 2002 Euromoney Tokyo FX poll. BTM was commended by the survey for a wide variety of qualities, including a full range of services, strong risk management, and controlled response during market turmoil. MTBC also ranked favorably in the poll, climbing two positions to 10th in the same poll.

Alliance with China Development Bank

In August 2002, BTM entered into an alliance with China Development Bank, a Chinese government affiliated financial institution. Through the alliance, China Development Bank will focus on offering mid-term and long-term loans in China, primarily to corporate customers establishing operations in China who are recommended by BTM. Under the alliance arrangement, the repayment of those loans will generally be guaranteed by BTM.

Master Trust Bank of Japan

In May 2002, MTBC transferred to The Master Trust Bank of Japan, Ltd. its assets under management encompassing marketable securities held by funds including pension trusts, specified money trusts and securities investment trusts. Master Trust Bank of Japan is a trust bank which specializes in asset administration. It was established in May 2000 by MTBC, Nippon Life Insurance Company, The Toyo Trust and Banking Company, Limited (now UFJ Trust Bank Limited), Meiji Life Insurance Company and Deutsche Bank AG. In October 2002, UFJ Trust Bank also transferred a part of its assets under management to Master Trust Bank of Japan, bringing the total assets under management to more than ¥60 trillion.

Financial Review

Introduction

We are a holding company for BTM and MTBC. Through our subsidiary banks, we provide a broad range of financial services, including commercial banking, investment banking, and trust banking and asset management services, to individual and corporate customers. The banking industry and the global financial markets are influenced by many unpredictable factors, including economic conditions, monetary policy, international political events, liquidity in global markets and regulatory developments. Our operations are significantly affected by external factors, such as the level and volatility of interest rates, currency exchange rates, securities and real estate markets, and other economic and market conditions. In particular, serious problems with nonperforming assets and depressed equity and real estate markets resulting from prolonged severe economic conditions in Japan have significantly affected our operations in recent years. Japanese financial institutions have experienced and in some cases are still experiencing protracted asset quality problems. In addition, we hold a significant number of shares in some of our customers for strategic purposes, in particular to maintain long-term relationships. These equity securities expose us to a risk of losses resulting from a decline in the prices of marketable securities. Accordingly, our results of operations may vary significantly from period to period because of unpredictable events, including unexpected failures of large corporate borrowers, defaults in emerging markets and market volatility.

Recent Developments

Acquisition and Merger of Securities Companies

On September 1, 2002, KOKUSAI Securities Co., Ltd., a former equity method investee and one of the major securities firms in Japan, Tokyo-Mitsubishi Securities Co., Ltd., a former subsidiary, Tokyo-Mitsubishi Personal Securities Co., Ltd., a former subsidiary, and Issei Securities Co., Ltd., a former equity method investee, were merged, with KOKUSAI Securities continuing as the surviving corporation under the new name of Mitsubishi Securities Co., Ltd. The merger was consummated through a stock-for-stock exchange, and as a result of the merger, we have an equity interest of 56.76% in Mitsubishi Securities. Our additional acquisitions of the net assets of KOKUSAI Securities, Issei Securities and Tokyo-Mitsubishi Personal Securities were accounted for using the purchase method. The cost of acquisition was determined based on the quoted market price of KOKUSAI Securities’ common stock for a certain period before and after April 8, 2002 when the terms of the acquisition were agreed to and announced. As a result of the merger, no goodwill was recognized. The decrease in net assets in Tokyo-Mitsubishi Securities was accounted for as a sale of investment in a subsidiary, resulting in a ¥22.5 billion loss for the six months ended September 30, 2002, which was included in non-interest expense-other.

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

Application of Consolidated Corporate-Tax System

On September 30, 2002, we applied to the Japanese tax authorities to file our tax returns under the consolidated corporate-tax system. We have not received any notice on the application from the tax authorities. If we do not receive a notice that denies our application before March 31, 2003, the consolidated corporate-tax system will be viewed as approved by the tax authorities and will be retroactively applied to the fiscal year beginning on April 1, 2002. During the six months ended September 30, 2002, however, we accounted for current and deferred income taxes under the previous individual corporate-tax system, as the change in tax status to the new consolidated tax status is viewed as effective as of the date approval is received (or as of March 31, 2003, if we do not receive any notice from the tax authorities). The new consolidated system allows companies to base tax payments on the combined profits or losses of a parent company and its wholly owned domestic subsidiaries. When a company elects the consolidated corporate-tax system, it is required to pay, until the fiscal year ending March 31, 2004, a surcharge tax of 2.0% of taxable income in addition to the national corporate income tax rate, which is currently 30.0%. Although we believe that the election of the consolidated corporate-tax system will contribute to tax savings in the future, it is impracticable to estimate the likely impact on our results of operations for the year ending March 31, 2003 because such savings are dependent upon future operating results.

Pension Plan Amendment

In November 2002, one of our subsidiary banks, BTM, as part of a cost-cutting program, amended its pension plan to reduce employee pension benefits by amounts ranging from 7% to 20% commencing with employees who will retire on and after April 1, 2003. This plan amendment is expected to lower our periodic pension costs and decrease our pension obligations.

Government Plan to Revive Financial Sector

In recent months, the Financial Services Agency of Japan, the Bank of Japan and other elements of the government of Japan have taken steps intended to restore confidence in the Japanese financial system, address the asset quality problems faced by many Japanese financial institutions, strengthen the capital base and improve governance of major Japanese banks and bring greater stability to the financial system. These steps announced or taken by the government include more rigorous assessment of assets, improvement of capital ratios, improvement of governance, extension of deposit guarantees, government support of distressed financial institutions, improvement of the Financial Services Agency monitoring system, and a new framework for corporate revival.

The government plan primarily features acceleration of disposals of nonperforming loans held by major banks, including BTM and MTBC, and rehabilitation of companies in financial difficulty. Under the Program for Financial Revival, the Financial Services Agency states that it will strive to

Financial Review (cont.)

normalize the problems with nonperforming loans by March 31, 2005, by reducing the major banks’ ratios of nonperforming to total loans by about half, and will aim to create a stronger financial system that can support the structural reforms. In connection with the acceleration of disposals of nonperforming loans, the Resolution and Collection Corporation, which is wholly owned by the Deposit Insurance Corporation, is expected to play an important role as a purchaser of nonperforming loans. The revised Financial Rehabilitation Law, which became effective January 11, 2002, substantially strengthened the function of the Resolution and Collection Corporation and has enabled the Resolution and Collection Corporation to raise the prices at which it will buy out problem loans to their estimated fair values. We increased the sales of nonperforming loans to the Resolution and Collection Corporation from ¥5.0 billion for the six months ended September 30, 2001 to ¥326.7 billion for the six months ended September 30, 2002 on a principal-amount basis.

Under the government plan, in order to assist commercial banks to reduce the size of their equity share portfolios without materially adversely affecting prevailing market prices, the Bank of Japan began purchasing stocks held by banks. Seeking to comply with the legislation forbidding banks from holding stocks with aggregate market values less unrealized gains in excess of their Tier I capital after September 30, 2004, we have substantially reduced our holdings of strategic equity investments. In addition to the sale of our equity holdings in the market and transfer to the Banks’ Shareholdings Purchase Corporation established in January 2002, we expect that purchases by the Bank of Japan will increase our alternatives to dispose of our equity holdings.

On December 11, 2002, the Deposit Insurance Law and other related laws were amended. Prior to the amendment, guarantees of liquid deposits, such as ordinary deposits and current deposits were set to be capped at ¥10 million per customer within one bank from April 1, 2003. Under the amended deposit insurance system, the Deposit Insurance Corporation will guarantee in full all current deposits, ordinary deposits and other specified deposits until March 31, 2005. From April 1, 2005, all deposits will be subject to the ¥10 million cap, which is currently applicable only to time deposits, except for non-interest bearing deposits that are redeemable on demand and used by the depositor primarily for payment and settlement functions. The termination of the Deposit Insurance Corporation’s guarantee on time deposits at the end of March 2002 had led some depositors to transfer their deposits to banks that are perceived to be more financially stable. Also, within the same bank, some depositors had transferred deposits from accounts that did not qualify for full protection, such as time deposits, to accounts that qualified for full protection, such as ordinary deposits.

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

Legal Proceedings for Local Taxes

In April 2000, the Tokyo Metropolitan Government began imposing a tax of 3.0% on the gross operating profits of banks conducting business within its jurisdiction. In May 2000, the Osaka Prefecture introduced a similar tax on operating profits of banks conducting business within its jurisdiction. Banks subject to the newly imposed tax, including our subsidiary banks, filed a complaint in October 2000 challenging the new Tokyo local tax legislation. In March 2002, the Tokyo District Court overturned the Tokyo local tax and ordered the Tokyo Metropolitan Government to refund the tax payments previously paid by the banks and to pay additional compensation. On March 29, 2002, the Tokyo Metropolitan Government lodged an appeal to the Tokyo High Court.

After the decision of the Tokyo District Court, 16 major banks filed a lawsuit in April 2002 with the Osaka District Court against the Osaka Prefectural Government, seeking to nullify the new Osaka tax rule. In response to the lawsuit, on May 30, 2002, the Osaka Prefectural Government revised its tax rule for the fiscal year ended March 31, 2002 and the fiscal years subject to the rule. Under the revised tax rule, large banks are required to pay the lower of the 3.0% local tax on their gross operating income or the local tax computed based on their net income.

On January 30, 2003, the Tokyo High Court upheld the Tokyo District Court’s ruling and ordered the Tokyo Metropolitan Government to refund tax payments that the banks had paid over the past two fiscal years, which represents the difference between the 3.0% tax on the gross operating profits paid by the banks and the amount computed based on net income under the former rule. The order includes the refund of ¥30.4 billion to our subsidiary banks. However, the Tokyo High Court reversed the lower court on the issue of additional compensation. The Tokyo Metropolitan Government appealed this decision to the Supreme Court of Japan. To date, there have been no decisions made by the Osaka District Court.

Given the fact that the legal process has not been completed, we have not recorded any gain in our consolidated financial statements. If the lawsuits reach a final decision, we expect to receive the refund of ¥30.4 billion from the Tokyo Metropolitan Government. In addition, we would adjust our net deferred tax assets based on the revised effective tax rate.

Financial Review (cont.)

Business Environment

Economic Environment in Japan

There have been growing concerns over the prospects for Japan’s fragile economic recovery, in part, due to unresolved issues with nonperforming assets held by financial institutions. In the continuing weak economy in Japan, the Japanese stock markets have experienced a significant downturn during the six months ended September 30, 2002 and thereafter. The Nikkei Stock Average, which is an average of 225 stocks listed on the Tokyo Stock Exchange, declined 14.9% from 11,024.94 at March 29, 2002 to 9,383.29 at September 30, 2002. After September 30, 2002, the Nikkei Stock Average has further declined, mostly staying at 8,000 levels, and ended calendar 2002 at a 20-year low of 8,578.95. High levels of corporate bankruptcy filings continued during the six months ended September 30, 2002 although the number and the total liability amount slightly decreased as compared with the corresponding period in the previous fiscal year. The Bank of Japan maintained a policy of near zero interest rates during the six months ended September 30, 2002. In the foreign exchange market, foreign exchange rate movements were volatile, as the noon buying rates were ¥132.70 per $1.00 at March 29, 2002 and ¥121.74 per $1.00 at September 30, 2002.

Despite the severe conditions in the Japanese financial markets discussed above, in response to the measures and steps taken by the government, we substantially decreased nonperforming loans through bulk sales or by other means, and sold marketable equity securities in the market, including through the use of exchange-traded funds, for the six months ended September 30, 2002. In addition, a number of Japanese companies have recently announced or commenced negotiations for corporate restructuring measures, including debt restructurings.

International Financial Markets

The weakness in international financial markets continued during the six months ended September 30, 2002. Most equity markets worldwide experienced a significant loss during the six months ended September 30, 2002. In particular, U.S. equity indices were down sharply for the six months ended September 30, 2002. The Dow Jones Industrial Average was down 27.0% from 10,403.94 at March 29, 2002 to 7,591.93 at September 30, 2002, and the Nasdaq composite Index decreased 36.5% from 1,845.35 at March 29, 2002 to 1,172.06 at September 30, 2002. The United States and major European countries continued maintaining easy-monetary policies. During the six months ended September 30, 2002, the U.S. Federal Reserve maintained its discount rate of 1.25% and federal funds rate of 1.75%. Subsequent to September 30, 2002, the U.S. Federal Reserve reduced its discount rate to 0.75% and federal funds rate to 1.25%.

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

Results of Operations

The following table sets forth a summary of our results of operations for the six months ended September 30, 2001 and 2002:

	Six months ended September 30,
	2001	2002
	(in billions)
Interest income	¥1,088.6	¥818.5
Interest expense	547.5	285.8

Net interest income	541.1	532.7

Provision for credit losses	309.4	232.6
Non-interest income	442.7	571.5
Non-interest expense	683.5	603.7

Income (loss) before income tax expense (benefit) and cumulative effect of a change in accounting principle	(9.1)	267.9
Income tax expense (benefit)	(1.5)	163.6

Income (loss) before cumulative effect of a change in accounting principle	(7.6)	104.3
Cumulative effect of a change in accounting principle, net of tax	5.8	(0.6)

Net income (loss)	¥(1.8)	¥103.7

We recorded ¥103.7 billion of net income for the six months ended September 30, 2002, compared to a ¥1.8 billion loss for the six months ended September 30, 2001. Our earnings per share for the six months ended September 30, 2002 were ¥17,096.50 (basic) and ¥15,057.33 (diluted), compared to a net loss per share of ¥1,075.90 (basic and diluted) for the six months ended September 30, 2001. Income before income tax expense and cumulative effect of a change in accounting principle for the six months ended September 30, 2002 was ¥267.9 billion, compared with a ¥9.1 billion loss for the six months ended September 30, 2001. This significant change in our operating results was primarily attributable to the following:

•	Provision for credit losses decreased ¥76.8 billion, or 24.8%, from ¥309.4 billion for the six months ended September 30, 2001 to ¥232.6 billion for the six months ended September 30, 2002, due primarily to a decrease in impaired loans, in particular nonaccrual loans. Impaired loans decreased ¥570.0 billion, or 14.1%, during the six months ended September 30, 2002. The decrease in impaired loans for the six months ended September 30, 2002 primarily resulted from bulk sales and charge-offs of domestic nonaccrual loans.

•	Non-interest income increased ¥128.8 billion, or 29.1%, from ¥442.7 billion for the six months ended September 30, 2001 to ¥571.5 billion for the six months ended September 30, 2002. The increase in non-interest income was primarily attributable to an increase in foreign exchange gains-net of ¥50.9 billion, an increase in net trading account profits of ¥39.4 billion and investment securities gains-net of ¥28.9 billion for the six months ended September 30, 2002 compared

Financial Review (cont.)

 to investment securities losses-net of ¥92.9 billion for the six months ended September 30, 2001.

•	Non-interest expense decreased ¥79.8 billion, or 11.7%, from ¥683.5 billion for the six months ended September 30, 2001 to ¥603.7 billion for the six months ended September 30, 2002. The decrease primarily reflected the absence of investment securities losses-net for the six months ended September 30, 2002 compared to investment securities losses-net of ¥92.9 billion for the six months ended September 30, 2001.

Because of severe weakness in several Japanese business sectors, recent declines in the Japanese stock market and foreign currency exchange fluctuations, our net income for the six months ended September 30, 2002 may not be indicative of our full-year results, which could be a net loss. For a detailed discussion of recent trends in the economic environment in Japan, please see “—Business Environment—Economic Environment in Japan.”

Net Interest Income

The following is a summary of the interest rate spread for the six months ended September 30, 2001 and 2002:

	Six months ended September 30,
	2001		2002
	Average balance	Average rate (Annualized)	Average balance	Average rate (Annualized)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥59,465.9	1.40%	¥61,874.2	1.22%
Foreign	25,747.2	5.21	23,681.3	3.70

Total	¥85,213.1	2.55%	¥85,555.5	1.91%

Financed by:
Interest-bearing funds:
Domestic	¥60,698.3	0.62%	¥63,963.1	0.35%
Foreign	18,259.4	3.93	14,575.6	2.38

Total	¥78,957.7	1.38	¥78,538.7	0.73

Non-interest-bearing funds	6,255.4	—	7,016.8	—

Total	¥85,213.1	1.28%	¥85,555.5	0.67%

Spread on:
Interest-bearing funds		1.17%		1.18%
Total funds		1.27%		1.24%

Net interest income for the six months ended September 30, 2002 was ¥532.7 billion, a decrease of ¥8.4 billion, or 1.6%, from ¥541.1 billion for the six months ended September 30, 2001. Interest income and interest expense both decreased during the six months ended September 30, 2002 due to the declining interest rate environment in Japan and overseas. The slight decrease in net interest income primarily reflected a decrease in average foreign interest-earning assets with relatively high interest rates. Average foreign interest-earning assets decreased ¥2,065.9 billion, or 8.0%, to ¥23,681.3 billion for

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

the six months ended September 30, 2002 while average domestic interest-earning assets increased ¥2,408.3 billion, or 4.0%, to ¥61,874.2 billion. The decrease in average foreign interest-earning assets for the six months ended September 30, 2002 primarily reflected a decrease in average foreign interest-earning deposits of ¥2,304.6 billion. Average foreign interest-bearing liabilities decreased ¥3,683.8 billion, or 20.2%, to ¥14,575.6 billion for the six months ended September 30, 2002 while average domestic interest-bearing liabilities increased ¥3,264.8 billion, or 5.4%, to ¥63,963.1 billion. The decrease in foreign interest-earning assets was not matched by the decrease in foreign interest-bearing funds. During this period, we often used foreign currency swaps to manage a portion of our foreign currency exposures associated with foreign currency investments funded by yen-denominated liabilities.

Net interest income as a percentage of average total interest-earning assets decreased 3 basis points from 1.27% for the six months ended September 30, 2001 to 1.24% for the six months ended September 30, 2002. The average interest rate spread on interest-bearing funds increased 1 basis point from 1.17% for the six months ended September 30, 2001 to 1.18% for the six months ended September 30, 2002. The average interest rate spread between foreign interest-earning assets and foreign interest-bearing liabilities for the six months ended September 30, 2002 increased 4 basis points, and the average interest rate spread between domestic interest-earning assets and domestic interest-bearing liabilities increased 9 basis points. The increase in the average domestic interest rate spread was primarily due to the decrease in average interest rates on deposits resulting from lower interest rates on demand deposits.

Provision for Credit Losses

The provision for credit losses for the six months ended September 30, 2002 was ¥232.6 billion, a decrease of ¥76.8 billion, or 24.8%, from ¥309.4 billion for the six months ended September 30, 2001. The decrease in the provision for credit losses was due primarily to a decrease in impaired loans, in particular nonaccrual loans. Impaired loans decreased ¥570.0 billion, or 14.1%, for the six months ended September 30, 2002 while impaired loans increased ¥149.9 billion, or 3.6%, for the six months ended September 30, 2001. The decrease in impaired loans for the six months ended September 30, 2002 primarily resulted from bulk sales and charge-offs of domestic nonaccrual loans. See “—Financial Condition—Allowance for Credit Losses, Nonperforming Loans and Past Due Loans” for a detailed discussion of impaired loans.

Financial Review (cont.)

Non-Interest Income

The following table is a summary of our non-interest income for the six months ended September 30, 2001 and 2002:

	Six months ended September 30,
	2001		2002
	(in billions)
Fees and commissions:
Trust fees	¥62.8		¥54.9
Fees on funds transfer and service charges for collections	29.8		30.6
Commissions and fees on international business	26.4		27.0

Fees and commissions on credit card business	25.5		26.0
Service charges on deposits	10.7		17.8
Other fees and commissions	89.9		95.5

Total fees and commissions	245.1		251.8
Trading account profits—net	106.1		145.5
Foreign exchange gains—net	62.6		113.5
Investment securities gains—net	—	(1)	28.9
Other	28.9		31.8

Total non-interest income	¥442.7		¥571.5

(1)	Net loss of ¥92.9 billion reflected in non-interest expense.

Non-interest income for the six months ended September 30, 2002 was ¥571.5 billion, an increase of ¥128.8 billion, or 29.1%, from ¥442.7 billion for the six months ended September 30, 2001. The increase in non-interest income was primarily attributable to an increase in foreign exchange gains—net of ¥50.9 billion, an increase in net trading account profits of ¥39.4 billion, and investment securities gains—net of ¥28.9 billion for the six months ended September 30, 2002 compared to investment securities losses—net of ¥92.9 billion for the six months ended September 30, 2001.

Fees and commissions for the six months ended September 30, 2002 were ¥251.8 billion, an increase of ¥6.7 billion, or 2.8%, from ¥245.1 billion for the six months ended September 30, 2001. The increase in fees and commissions was due primarily to an increase of ¥7.1 billion in service charges on deposits of overseas offices and an increase of ¥5.6 billion in other fees and commissions, offset by a decrease in trust fees of ¥7.9 billion.

Trading account profits-net increased ¥39.4 billion, or 37.1%, to ¥145.5 billion for the six months ended September 30, 2002. The net trading account profits for the six months ended September 30, 2001 and 2002 consisted of the following:

	Six months ended September 30,
	2001	2002
	(in billions)
Net profits on derivative instruments, primarily interest rate futures, swaps and options	¥119.7	¥151.0
Net losses on trading securities	(13.6)	(5.5)

Net trading account profits	¥106.1	¥145.5

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

The increase in net profits on derivative instruments was due primarily to an increase in gains on interest rate swaps principally held for risk management purposes. We use interest rate derivatives and manage our interest rate positions to mitigate the exposures arising from mismatches in our asset and liability positions and capitalize on interest rate movements prevailing in the market. For the six months ended September 30, 2002, we generally accumulated net receive-fix and pay-variable positions in our interest rate swap portfolios in response to the increases in deposit liabilities, and our interest rate swap positions resulted in gains in value under the declining interest rate environment.

Net foreign exchange gains for the six months ended September 30, 2002 were ¥113.5 billion, an increase of ¥50.9 billion, or 81.5%, from ¥62.6 billion for the six months ended September 30, 2001. The increase in net foreign exchange gains primarily reflected an increase in transaction gains on translation of monetary liabilities denominated in foreign currencies due to the yen appreciation. The transaction gains or losses on translation of securities available for sale, such as bonds denominated in foreign currencies, are not included in current earnings but are reflected in other changes in equity from nonowner sources, while in principle all transaction gains or losses on translation of monetary liabilities denominated in foreign currencies are included in current earnings.

Net investment securities gains for the six months ended September 30, 2002 were ¥28.9 billion, compared to net losses of ¥92.9 billion for the six months ended September 30, 2001. Major components of net investment securities gains or losses for the six months ended September 30, 2001 and 2002 are summarized below:

	Six months ended September 30,
	2001	2002
	(in billions)
Net gains on sales of marketable equity securities	¥132.6	¥106.8
Impairment losses on marketable equity securities	(275.6)	(176.5)
Other–net, principally gains on sales of debt securities	50.1	98.6

Net investment securities gains (losses)	¥(92.9)	¥28.9

The change to net investment securities gains of ¥28.9 billion for the six months ended September 30, 2002 from net investment securities losses of ¥92.9 billion for the six months ended September 30, 2001 was due primarily to a decrease in impairment losses on marketable equity securities and an increase in net gains on sales of bonds as discussed below.

Net gains on sales of marketable equity securities decreased ¥25.8 billion from ¥132.6 billion for the six months ended September 30, 2001 to ¥106.8 billion for the six months ended September 30, 2002. The decrease in net gains on sales of marketable equity securities primarily reflected declining market prices. Partly in response to the legislation forbidding banks, including our subsidiary banks, from holding stocks in excess of their Tier I capital after

Financial Review (cont.)

September 30, 2004 and partly to reduce risk-weighted assets, we sold large amounts of equity securities, including through the use of an exchange-traded fund.

Impairment losses on marketable equity securities decreased ¥99.1 billion from ¥275.6 billion for the six months ended September 30, 2001 to ¥176.5 billion for the six months ended September 30, 2002. The decrease in impairment losses primarily reflected a decrease in marketable equity securities resulting from sales and lesser declines in market prices of equity securities for the six months ended September 30, 2002 than for the six months ended September 30, 2001. The Nikkei Stock Average declined 14.9% from 11,024.94 at March 29, 2002 to 9,383.29 at September 30, 2002 while it declined 24.8% from 12,999.70 at March 30, 2001 to 9,774.68 at September 28, 2001. The Tokyo Stock Price Index, or TOPIX, which is a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, declined 13.1% from 1,060.19 at March 29, 2002 to 921.05 at September 30, 2002 while it declined 19.9% from 1,277.27 at March 30, 2001 to 1,023.42 at September 28, 2001.

Other net gains for the six months ended September 30, 2001 and 2002 primarily consisted of net gains on our sales of bonds. The increase in other gains of ¥48.5 billion from ¥50.1 billion for the six months ended September 30, 2001 to ¥98.6 billion for the six months ended September 30, 2002 was mainly attributable to an increase in net gains on sales of bonds issued by foreign entities. The prices of such bonds generally increased in a declining interest rate environment during the six months ended September 30, 2002.

Other non-interest income consists primarily of lease income under operating lease agreements. Other non-interest income for the six months ended September 30, 2002 was substantially unchanged, representing an increase of ¥2.9 billion, or 9.6%, from ¥28.9 billion for the six months ended September 30, 2001 to ¥31.8 billion for the six months ended September 30, 2002.

Non-Interest Expense

The following table shows a summary of our non-interest expense for the six months ended September 30, 2001 and 2002:

	Six months ended September 30,
	2001	2002
	(in billions)
Salaries and employee benefits	¥228.5	¥241.7
Occupancy expenses—net	67.4	60.4
Investment securities losses—net	92.9	—	(1)
Other	294.7	301.6

Total non-interest expense	¥683.5	¥603.7

(1)	Net gain of ¥28.9 billion reflected in non-interest income.

Non-interest expense for the six months ended September 30, 2002 was ¥603.7 billion, a decrease of ¥79.8 billion, or 11.7%, from ¥683.5 billion for the six months ended September 30, 2001. The decrease primarily reflected no investment securities losses—net for the six months ended September 30,

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

2002 compared to investment securities losses—net of ¥92.9 billion for the six months ended September 30, 2001. The decrease was partly offset by an increase of ¥13.2 billion in salaries and employee benefits. For a discussion of the change in investment securities gains (losses)—net, see non-interest income above.

Salaries and employee benefits for the six months ended September 30, 2002 were ¥241.7 billion, an increase of ¥13.2 billion, or 5.8%, from ¥228.5 billion for the six months ended September 30, 2001. The increase in salaries and employee benefits primarily reflected an increase in net periodic pension costs and an increase in salaries and employee benefits at UnionBanCal Corporation and its subsidiaries. The increase in net periodic pension costs was due mainly to an increase in amortization of unrecognized loss. The increase in salaries and employee benefits at UnionBanCal Corporation and subsidiaries was primarily attributable to increases in staff reflecting their strategy of expanding key businesses. These increases were partially offset by a decrease in salary expense resulting from a reduction in the number of employees in Japan.

Net occupancy expenses for the six months ended September 30, 2002, were ¥60.4 billion, a decrease of ¥7.0 billion, or 10.3%, from ¥67.4 billion for the six months ended September 30, 2001. The decrease was due primarily to a decrease in depreciation and lease expenses resulting from the closing and consolidation of offices.

Other non-interest expense for the six months ended September 30, 2002 was ¥301.6 billion, an increase of ¥6.9 billion, or 2.3%, from ¥294.7 billion for the six months ended September 30, 2001. Other non-interest expense for the six months ended September 30, 2002 included a ¥22.5 billion loss resulting from the decrease in our equity investment in a subsidiary that was accounted for as a sale in connection with the merger of the four securities companies described under “—Recent Developments—Acquisition and Merger of Securities Companies.” Excluding the loss of ¥22.5 billion, other non-interest expense decreased ¥15.6 billion for the six months ended Sep-tember 30, 2002. The decrease was due primarily to a decrease in provision for credit losses on off-balance sheet financial instruments.

Income Tax Expense (Benefit)

The following table presents a summary of our income tax expense (benefit) for the six months ended September 30, 2001 and 2002:

	Six months ended September 30,
	2001	2002
	(in billions, except percentages)
Income (loss) before income tax expense (benefit) and cumulative effect of a change in accounting principle	¥(9.1)	¥267.9
Income tax expense (benefit)	(1.5)	163.6
Effective tax rate	16.2%	61.1%
Normal effective statutory tax rate	38.0%	38.0%

Financial Review (cont.)

The combined normal effective statutory tax was 38.0% for the six months ended September 30, 2001 and 2002. For the six months ended September 30, 2002, income tax expense as a percentage of income before income tax expense and cumulative effect of a change in accounting principle was 61.1%, which was 23.1% higher than the statutory tax rate of 38.0%. The higher tax rate was due principally to an increase in the valuation allowance against deferred tax assets and nondeductible expenses, including the ¥22.5 billion loss resulting from the decrease in our equity investment in a subsidiary discussed above. The valuation allowance increased ¥69.9 billion from ¥256.6 billion at March 31, 2002, to ¥326.5 billion at September 30, 2002. These effects were partially offset by nontaxable dividends received and foreign tax credits.

Business Segment Analysis

We measure the performance of each business segment in terms of “operating profit” in accordance with the Japanese banks’ regulatory reporting requirements to the Financial Services Agency. Operating profit and other segment information is based on Japanese GAAP and is not consistent with our financial statements prepared on the basis of US GAAP. For example, operating profit under Japanese GAAP does not reflect items such as most of the provisions for credit losses, foreign exchange gains (losses) and equity investment securities gains (losses).

Nippon Trust Bank Limited and The Tokyo Trust Bank, Ltd., both former subsidiaries of BTM, were merged with and into MTBC on October 1, 2001. The segment information for BTM Group for the six months ended September 30, 2001 has been restated and does not include the operating results of Nippon Trust Bank and Tokyo Trust Bank. The segment information for MTBC Group has not been restated although it reflects the combined results of operations after the merger on October 1, 2001. The operating results of Nippon Trust Bank and Tokyo Trust Bank are separately presented following the segment information of BTM Group and MTBC Group.

BTM Group

The following table shows the business segment information for BTM Group for the six months ended September 30, 2001 and 2002:

	Retail Banking	Commercial Banking	Global Corporate Banking	Investment Banking
	(in billions)
Six months ended September 30, 2001:
Net revenue	¥142.1	¥151.1	¥138.3	¥59.1
Operating expenses	113.0	67.5	64.4	35.3

Operating profit	¥29.1	¥83.6	¥73.9	¥23.8

Six months ended September 30, 2002:
Net revenue	¥135.0	¥142.1	¥128.6	¥62.3
Operating expenses	107.9	63.7	70.5	40.7

Operating profit	¥27.1	¥78.4	¥58.1	¥21.6

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

	Asset Management	UNBC	Operations Services	Treasury	Other	Total
	(in billions)
Six months ended September 30, 2001:
Net revenue	¥(2.0)	¥136.5	¥10.6	¥102.8	¥(14.3)	¥724.2
Operating expenses	6.3	75.9	8.6	13.3	38.5	422.8

Operating profit	¥(8.3)	¥60.6	¥2.0	¥89.5	¥(52.8)	¥301.4

Six months ended September 30, 2002:
Net revenue	¥(5.3)	¥134.6	¥10.2	¥156.0	¥(42.7)	¥720.8
Operating expenses	8.0	78.0	8.5	13.4	74.3	465.0

Operating profit	¥(13.3)	¥56.6	¥1.7	¥142.6	¥(117.0)	¥255.8

When BTM Group’s business units work together to provide services to customers, we assign the total amount of net revenue derived from those services to each participating business unit without dividing the net revenue. As a result, some items of net revenue are duplicated among the participating segments. The duplicated amounts are eliminated in the “Other” column. The following table sets forth the amounts that were assigned to each business unit for the same services and the total duplicated amount that is eliminated for each period:

	Six months ended September 30,
	2001			2002
	Commercial Banking	Global Corporate Banking	Total Amount Eliminated	Commercial Banking	Global Corporate Banking	Total Amount Eliminated
	(in billions)
Investment banking	¥3.3	¥11.8	¥15.1	¥4.3	¥13.6	¥17.9

Financial Review (cont.)

Total net revenue decreased ¥3.4 billion, or 0.5%, from ¥724.2 billion for the six months ended September 30, 2001 to ¥720.8 billion for the six months ended September 30, 2002. The decrease primarily reflected a ¥28.4 billion decrease in “Other” column, a ¥9.7 billion decrease in the global corporate banking business unit, a ¥9.0 billion decrease in the commercial banking business unit and a ¥7.1 billion decrease in the retail banking business unit, while the treasury unit showed an increase of ¥53.2 billion in net revenue.

Total operating expenses of all segments increased ¥42.2 billion, or 10.0%, from ¥422.8 billion for the six months ended September 30, 2001 to ¥465.0 billion for the six months ended September 30, 2002. The increase in total operating expenses was mainly attributable to an increase of ¥35.8 billion in operating expenses included in the “Other” column and an increase of ¥6.1 billion in the global corporate banking business unit.

Net revenue of the retail banking business unit decreased ¥7.1 billion, or 5.0%, from ¥142.1 billion for the six months ended September 30, 2001 to ¥135.0 billion for the six months ended September 30, 2002. The decrease was mainly attributable to a decrease in net interest income of ¥9.2 billion, reflecting a decline in interest margin, which primarily consists of a spread of interest rate applied for lending over interest rates offered to the depositors. The decline in interest margin was mainly because the decrease of interest rates offered to depositors was not as substantial as the corresponding decrease of interest rates applied for lending.

Net revenue of the commercial banking business unit decreased ¥9.0 billion, or 5.9%, from ¥151.1 billion for the six months ended September 30, 2001 to ¥142.1 billion for the six months ended September 30, 2002. The decrease was mainly attributable to a decrease of ¥13.3 billion in net interest income, which resulted mainly from the continuing decline of interest rates and a decrease of dividend income resulting from the absence of the effect of a change in Japanese GAAP, which was made for the six months ended September 30, 2001, applied for recognizing dividends receivable, partially offset by an increase of ¥3.6 billion in other income, such as gains on derivative transactions.

Net revenue of the global corporate banking business unit decreased ¥9.7 billion, or 7.0%, from ¥138.3 billion for the six months ended September 30, 2001 to ¥128.6 billion for the six months ended September 30, 2002. The decrease was mainly attributable to a decrease of ¥7.2 billion in net interest income, which resulted mainly from the continuing decline of interest rates, a decrease of dividend income resulting from the absence of the effect of a change in Japanese GAAP, which was made for the six months ended September 30, 2001, applied for recognizing dividends receivable and a decrease of ¥3.3 billion in other income (including a ¥5.4 billion decrease in gains on foreign currency and foreign bonds transactions principally resulting from the appreciation of the yen against the US dollar).

Net revenue of the investment banking business unit increased ¥3.2 billion, or 5.4%, from ¥59.1 billion for the six months ended September 30, 2001 to

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

¥62.3 billion for the six months ended September 30, 2002. The increase was mainly attributable to an increase of ¥3.5 billion in other income relating to gains on derivative transactions.

Net revenue of the asset management business unit decreased ¥3.3 billion, or 159.5%, from a loss of ¥2.0 billion for the six months ended September 30, 2001 to a loss of ¥5.3 billion for the six months ended September 30, 2002. The decrease was mainly attributable to a decrease of ¥1.7 billion in other income, which primarily resulted from a decline in the value of investment trusts.

Net revenue of the UNBC business unit decreased ¥1.9 billion, or 1.4%, from ¥136.5 billion for the six months ended September 30, 2001 to ¥134.6 billion for the six months ended September 30, 2002. The decrease was largely due to appreciation of the US dollar against the yen at the end of the first half of UNBC’s 2002 fiscal year compared to that of the previous year.

Net revenue of the operations services unit decreased ¥0.4 billion, or 3.5%, from ¥10.6 billion for the six months ended September 30, 2001 to ¥10.2 billion for the six months ended September 30, 2002.

Net revenue of the treasury unit increased ¥53.2 billion, or 51.8%, from ¥102.8 billion for the six months ended September 30, 2001 to ¥156.0 billion for the six months ended September 30, 2002. The increase was mainly attributable to an increase of ¥28.0 billion in interest income and an increase of ¥25.4 billion in other income. The increase in interest income primarily reflected an increase in profits from our management of interest rate swap portfolios, generally creating net receive-fix and pay-variable positions which achieved favorable results under the declining interest rate environment. An increase of other income primarily reflected an increase in gains on sales of domestic and foreign bonds resulting from the continual decline of interest rates.

Net revenue included in “Other” decreased ¥28.4 billion, or 199.9%, from a loss of ¥14.3 billion for the six months ended September 30, 2001 to a loss of ¥42.7 billion for the six months ended September 30, 2002. The decrease was mainly attributable to a decrease in dividend income resulting from the absence of the effect of a change of Japanese GAAP, which was made for the six months ended September 30, 2001, applied for recognizing dividends receivable and an increase in foreign exchange losses resulting from forward exchange contracts used for mitigating the foreign currency risk of convertible bonds. Under Japanese GAAP, convertible bonds which are determined to have no possibility of conversion are translated at the current rate. For the six months ended September 30, 2002, some of the convertible bonds were translated at the current rate and those translation gains were not included in this segment measure of performance.

The increase in operating expenses of “Other” column primarily reflected a significant increase in the general provision for credit loss reserves, amounting to ¥40.6 billion for the six months ended September 30, 2002. Most of the general provision for credit loss reserves is reflected in the corporate center rather than being allocated to each business segment.

Financial Review (cont.)

MTBC Group

As mentioned above, Nippon Trust Bank and Tokyo Trust Bank were merged with and into MTBC on October 1, 2001. However, it is not practicable to restate the business segment information for the six months ended September 30, 2001 to reflect the effect of the merger because the differences in the policies and processes of compiling and summarizing segment information among MTBC, Nippon Trust Bank and Tokyo Trust Bank made it impractical to precisely and reasonably allocate the financial performance of Nippon Trust Bank and Tokyo Trust Bank to each of the relevant business groups of MTBC.

The following table shows the business segment information for MTBC Group for the six months ended September 30, 2001 and 2002:

	Trust-Banking	Trust Assets	Real Estate	Global Markets	Other	Total
	(in billions)
Six months ended September 30, 2001:
Net revenue	¥58.2	¥18.4	¥3.6	¥55.2	¥14.8	¥150.2
Operating expenses	33.5	15.2	3.3	8.2	15.0	75.2
Subsidiaries	—	—	—	—	2.3	2.3

Operating profit	¥24.7	¥3.2	¥0.3	¥47.0	¥2.1	¥77.3

Six months ended September 30, 2002:
Net revenue	¥59.8	¥16.8	¥7.7	¥58.1	¥9.4	¥151.8
Operating expenses	36.8	14.6	4.7	8.9	13.8	78.8
Subsidiaries	—	—	—	—	3.5	3.5

Operating profit	¥23.0	¥2.2	¥3.0	¥49.2	¥(0.9)	¥76.5

Total net revenue increased ¥1.6 billion, or 1.1%, from ¥150.2 billion for the six months ended September 30, 2001 to ¥151.8 billion for the six months ended September 30, 2002. The increase primarily reflected a ¥4.1 billion increase in net revenue of the real estate business group and a ¥2.9 billion increase in the global markets business group, partially offset by a decrease of ¥5.4 billion in “Other.”

Net revenue of the trust-banking business group increased ¥1.6 billion, or 2.8%, from ¥58.2 billion for the six months ended September 30, 2001 to ¥59.8 billion for the six months ended September 30, 2002. The increase was due to an increase of ¥3.2 billion in net interest income and an increase of ¥2.1 billion in fee income. These increases were partially offset by a decrease of ¥3.7 billion in trust fees earned with respect to jointly operated designated money trusts. Fees on jointly operated designated money trusts include trust fees, accounted for on a cash basis, which are associated with loan trusts and other types of jointly operated designated money in trusts, including certain money trusts with guarantees for repayment of principal. The increase in net interest income was mainly attributable to an improvement in interest spread margin, which reflected a decrease in funding costs resulting from a decline in market interest rates. The increase in fee income was due to an increase in fees and commissions on sales of investment trusts.

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

Net revenue of the trust assets business group decreased ¥1.6 billion, or 8.3%, from ¥18.4 billion for the six months ended September 30, 2001 to ¥16.8 billion for the six months ended September 30, 2002. The decrease was mainly due to a decrease in fee income for asset administration services resulting from transferring certain trust assets to Master Trust Bank of Japan Ltd., an equity investee of MTBC.

Net revenue of the real estate business group increased ¥4.1 billion, or 116.6%, from ¥3.6 billion for the six months ended September 30, 2001 to ¥7.7 billion for the six months ended September 30, 2002. The increase was mainly due to an increase in real estate brokerage commissions.

Net revenue of the global markets business group increased ¥2.9 billion, or 5.3%, from ¥55.2 billion for the six months ended September 30, 2001 to ¥58.1 billion for the six months ended September 30, 2002. The increase was mainly due to an increase in net interest income, which reflected a decrease in funding costs resulting from a decline in short-term foreign currency interest rates. The increase was partially offset by a decrease in other income resulting from a decrease in net gains on debt securities.

Net revenue reflected in “Other” decreased ¥5.4 billion, or 37.1%, from ¥14.8 billion for the six months ended September 30, 2001 to ¥9.4 billion for the six months ended September 30, 2002. The decrease was mainly due to a decrease in dividend income resulting from a reduction in investment equity securities held to maintain long-term customer relationships.

Total operating expenses increased ¥3.6 billion, or 4.8%, from ¥75.2 billion for the six months ended September 30, 2001 to ¥78.8 billion for the six months ended September 30, 2002. The increase was primarily due to the addition of personnel following the October 2001 merger with Nippon Trust Bank and Tokyo Trust Bank.

Financial Review (cont.)

For the six months ended September 30, 2002, subsidiaries on a combined basis recorded an operating profit of ¥3.5 billion, a ¥1.2 billion increase from an operating profit of ¥2.3 billion for the six months ended September 30, 2001. The increase was mainly due to an increase in their operating profit following the October 2001 merger with Nippon Trust Bank and Tokyo Trust Bank.

As a result of the foregoing, total operating profit for the six months ended September 30, 2002 amounted to ¥76.5 billion, a decrease of ¥0.8 billion, or 0.9%, from ¥77.3 billion for the six months ended September 30, 2001.

Nippon Trust Bank and Tokyo Trust Bank

As discussed above, operating results of Nippon Trust Bank and Tokyo Trust Bank for the six months ended September 30, 2001 are not included in the segment information for BTM Group or MTBC Group. The following is a summary of net revenue, operating expenses and operating profit of these companies for the period, derived from the internal management systems of Nippon Trust Bank and Tokyo Trust Bank without any adjustments:

	Nippon Trust Bank	Tokyo Trust Bank	Total
	(in billions)
Six months ended September 30, 2001:
Net revenue	¥11.3	¥0.8	¥12.1
Operating expenses	13.7	0.6	14.3

Operating profit (loss)	¥(2.4)	¥0.2	¥(2.2)

Financial Condition

The following discussion of financial condition as of September 30, 2002 primarily focuses on changes and developments since March 31, 2002.

Total Assets

Our total assets at September 30, 2002 were ¥92.32 trillion, representing a decrease of ¥2.05 trillion, or 2.2%, from ¥94.37 trillion at March 31, 2002. The decrease was primarily attributable to a decrease in total loans of ¥2.14 trillion.

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

Loan Portfolio

The following table shows our loans outstanding, before deduction of allowance for credit losses, by domicile and type of industry of borrower at March 31, 2002 and September 30, 2002. Classification of loans by industry is based on the industry segment loan classification as defined by The Bank of Japan for regulatory reporting purposes and is not necessarily based on use of proceeds.

	At March 31, 2002	At Sept. 30, 2002
	(in millions)
Domestic:
Manufacturing	¥6,394,459	¥6,271,210
Construction	1,535,191	1,454,111
Real estate	4,923,688	4,634,573
Services	4,549,692	4,286,308
Wholesale and retail	5,983,958	6,802,213
Banks and other financial institutions	4,271,182	3,515,716
Other industries	3,850,153	3,420,371
Consumer	7,049,095	7,227,780

Total domestic	38,557,418	37,612,282

Foreign:
Governments and official institutions	326,086	201,669
Banks and other financial institutions	680,449	868,913
Commercial and industrial	9,708,102	8,398,089
Other	1,000,044	1,044,303

Total foreign	11,714,681	10,512,974

Less unearned income and deferred loan fees	42,374	34,011

Total	¥50,229,725	¥48,091,245

At September 30, 2002, our total loans were ¥48.09 trillion, representing a decrease of ¥2.14 trillion, or 4.3%, from ¥50.23 trillion at March 31, 2002. The loan balance at September 30, 2002 consisted of ¥37.61 trillion of domestic loans and ¥10.48 trillion of foreign loans. The loan balance at March 31, 2002 consisted of ¥38.56 trillion of domestic loans and ¥11.67 trillion of foreign loans.

Domestic loans decreased ¥0.95 trillion to ¥37.61 trillion at September 30, 2002 from ¥38.56 trillion at March 31, 2002. Domestic corporate loans decreased primarily due to depressed loan demand in a variety of industries in the continued weak economy in Japan and disposals of nonperforming loans, while consumer loans increased primarily as a result of increased residential mortgage loans.

Foreign loans decreased ¥1.19 trillion to ¥10.48 trillion at September 30, 2002 from ¥11.67 trillion at March 31, 2002. The decrease primarily reflected the appreciation of the yen against the US dollar and other foreign currencies and the slowdown in the economy of the United States. The yen appreciated approximately 8.3% against the US dollar from ¥132.70 per $1.00 at March 29, 2002 to ¥121.74 per $1.00 at September 30, 2002 in terms of the noon buying rate.

Financial Review (cont.)

Loans of ¥1.68 trillion at September 30, 2002 were pledged as collateral. Loans pledged as collateral increased ¥0.67 trillion, or 66.2%, from ¥1.01 trillion at March 31, 2002. The increase was due primarily to an increase in loans pledged to the Bank of Japan for regular interbank settlement.

Allowance for Credit Losses, Nonperforming Loans and Past Due Loans

The following table shows a summary of the change in the allowance for credit losses for the fiscal year ended March 31, 2002 and the six months ended September 30, 2001 and 2002:

	Year ended March 31, 2002	Six months ended Sept. 30,
		2001	2002
	(in billions)
Balance at beginning of period	¥1,717.0	¥1,717.0	¥1,735.2

Provision for credit losses	601.7	309.4	232.6

Charge-offs:
Domestic	513.2	168.4	327.0
Foreign	156.2	79.9	93.0

Total	669.4	248.3	420.0
Recoveries	66.0	22.7	36.4

Net charge-offs	603.4	225.6	383.6

Other, principally foreign exchange translation adjustments	19.9	(6.8)	(13.0)

Balance at end of period	¥1,735.2	¥1,794.0	¥1,571.2

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

The following table summarizes the allowance for credit losses by component at each period end:

	At March 31, 2002	At Sept. 30, 2002
	(in billions)

Allocated allowance:
Specific—specifically identified problem loans	¥1,301.6	¥1,127.9
Large groups of smaller-balance homogeneous loans	38.3	34.1
Loans exposed to specific country risk	28.3	18.4
Formula—substandard, special mention and other loans	344.4	368.2
Unallocated allowance	22.6	22.6

Total allowance	¥1,735.2	¥1,571.2

At September 30, 2002, total allowance for credit losses was ¥1,571.2 billion, or 3.27% of our total loan portfolio and 43.99% of total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more. At March 31, 2002, total allowance for credit losses was ¥1,735.2 billion, or 3.45% of our total loan portfolio and 41.66% of total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more. The decrease in allowance for credit losses of ¥164.0 billion, or 9.45%, was primarily attributable to a decrease in allocated allowance for specifically identified problem loans of ¥173.7 billion. The provision for credit losses for the six months ended September 30, 2002 was ¥232.6 billion, a decrease of ¥76.8 billion from ¥309.4 billion for the six months ended September 30, 2001. The decrease in provision for credit losses for the six months ended September 30, 2002 was primarily attributable to a decrease in impaired loans as discussed below.

The allocated allowance for specifically identified problem loans represents the impairment allowance against impaired loans called for in SFAS No. 114 “Accounting by Creditors for Impairment of a Loan.” Impaired loans include nonaccrual loans, restructured loans and other loans specifically recognized for impairment.

Financial Review (cont.)

The following table summarizes nonaccrual and restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments, at March 31, 2002 and September 30, 2002:

	At March 31, 2002	At Sept. 30, 2002
	(in billions, except percentages)
Nonaccrual loans:
Domestic:
Manufacturing	¥142.6	¥135.4
Construction	213.5	181.2
Real estate	841.4	560.7
Services	214.9	131.5
Wholesale and retail	251.0	254.7
Banks and other financial institutions	58.6	47.4
Other industries	39.7	34.4
Consumer	166.3	164.0

Total domestic	1,928.0	1,509.3
Foreign	245.6	269.9

Total nonaccrual loans	2,173.6	1,779.2

Restructured loans:
Domestic:
Manufacturing	303.0	290.1
Construction	190.0	164.5
Real estate	422.5	357.2
Services	248.6	231.2
Wholesale and retail	442.4	416.7
Banks and other financial institutions	55.4	51.2
Other industries	83.5	72.9
Consumer	113.8	93.9

Total domestic	1,859.2	1,677.7
Foreign	109.2	100.9

Total restructured loans	1,968.4	1,778.6

Accruing loans contractually past due 90 days or more:
Domestic	20.3	9.3
Foreign	2.7	4.7

Total accruing loans contractually past due 90 days or more	23.0	14.0

Total	¥4,165.0	¥3,571.8

Total loans	¥50,229.7	¥48,091.2
Nonaccrual loans, restructured loans and accruing loans contractually past due 90 days or more as a percentage of total loans	8.29%	7.43%

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

The following table summarizes the balance of impaired loans and related impairment allowance at March 31, 2002 and September 30, 2002, excluding large groups of smaller-balance homogeneous loans:

	At March 31, 2002		At Sept. 30, 2002
	Loan balance	Impairment allowance	Loan balance	Impairment allowance
	(in billions, except percentages)
Requiring an impairment allowance	¥3,556.6	¥1,296.3	¥3,006.3	¥1,120.3
Not requiring an impairment allowance	489.1	—	469.4	—

Total	¥4,045.7	¥1,296.3	¥3,475.7	¥1,120.3

Percentage of the allocated allowance to total impaired loans	32.0%		32.2%

Impaired loans decreased ¥570.0 billion, or 14.1%, from ¥4,045.7 billion at March 31, 2002 to ¥3,475.7 billion at September 30, 2002. The decrease primarily reflected a decrease in nonaccrual loans of ¥394.4 billion and restructured loans of ¥189.8 billion. The decrease in nonaccrual loans was due primarily to disposals of loans, primarily through bulk sales and charge-offs for the six months ended September 30, 2002. The percentage of the allocated allowance to total impaired loans at September 30, 2002 was 32.2%, an increase of 0.2% from 32.0% at March 31, 2002. The increase in percentage of allocated allowance to impaired loans was due primarily to decreased collateral values resulting from a continuing decline in real estate and equity markets.

The following is a summary of changes in domestic nonaccrual loans and restructured loans by industry segment for the six months ended September 30, 2002:

•	Decrease of ¥120.9 billion in the manufacturing industry and the services industry segment. Although bankruptcy filings in the services industry were the worst on record for the six months ended September 30, 2002, and there were no signs of improvements in the manufacturing industry, we disposed of large amounts of nonaccrual loans to borrowers in the manufacturing and services industries through bulk sales and made substantial charge-offs for this period.

•	Decrease of ¥403.8 billion in the construction industry and the real estate industry segment. Bankruptcy filings in the construction industry decreased for the six months ended September 30, 2002 compared to the corresponding period in the previous year although the real estate and construction industries continued to be severely and adversely affected by the sharp decline in Japanese real estate values and construction projects and lack of liquidity in the real estate market. Nonaccrual and restructured loans to borrowers in these industries decreased due primarily to disposals through bulk sales and charge-offs. Also, certain nonaccrual loans and restructured loans in this segment decreased through repayments by certain borrowers.

Financial Review (cont.)

•	Decrease of ¥22.0 billion in the wholesale and retail industry segment. Although the wholesale and retail industries have not improved, many retailers and wholesalers have attempted to restructure their operations through cost reductions and other actions. Nonaccrual and restructured loans to this sector decreased due primarily to disposals through bulk sales, charge-offs and repayments by some of our customers.

The following is a summary of cross-border outstandings to counterparties in major Asian and Latin American countries at March 31, 2002 and Septem-ber 30, 2002:

	At March 31, 2002	At Sept. 30, 2002
	(in billions)
South Korea	¥218.9	¥215.8
Indonesia	78.2	59.1
Thailand	223.7	194.2
Malaysia	156.1	142.6
Philippines	80.0	52.5
Hong Kong	409.3	340.8
People’s Republic of China	222.9	181.7
Argentina	74.4	56.4
Brazil	145.4	146.7
Mexico	110.0	85.0

For the six months ended September 30, 2002, our cross-border outstandings to counterparties in major Asian and Latin American countries generally declined primarily through collections and sales of loans.

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

Investment Portfolio

The following table shows information as to the value of our investment securities available for sale and being held to maturity at March 31, 2002 and September 30, 2002:

	At March 31, 2002
	Amortized cost	Estimated fair value	Net unrealized gains
	(in millions)
Securities available for sale:
Debt securities, principally Japanese government bonds and corporate bonds	¥17,478,446	¥17,794,325	¥315,879
Equity securities	3,877,975	5,488,491	1,610,516
Total securities available for sale	21,356,421	23,282,816	1,926,395

Debt securities being held to maturity, principally Japanese prefectural and official institutions bonds	272,163	284,724	12,561

Total	¥21,628,584	¥23,567,540	¥1,938,956

	At Sept. 30, 2002
Securities available for sale:
Debt securities, principally
Japanese government bonds and corporate bonds	¥18,659,112	¥18,912,886	¥253,774
Equity securities	3,368,904	4,481,764	1,112,860
Total securities available for sale	22,028,016	23,394,650	1,366,634
Debt securities being held to maturity, principally Japanese prefectural and official institutions bonds	242,168	255,271	13,103

Total	¥22,270,184	¥23,649,921	¥1,379,737

Investment securities other than available for sale or being held to maturity (i.e., nonmarketable equity securities presented in Other investment securities) were carried at cost of ¥129,498 million and ¥138,289 million, at March 31, 2002 and September 30, 2002, respectively. The corresponding estimated fair values at those dates were not readily determinable.

Investment securities increased ¥0.10 trillion, or 0.4%, from ¥23.68 trillion at March 31, 2002 to ¥23.78 trillion at September 30, 2002, due primarily to an increase in available-for-sale securities of ¥0.11 trillion. Available-for-sale securities increased ¥0.11 trillion from ¥23.28 trillion at March 31, 2002 to ¥23.39 trillion at September 30, 2002. The increase in available-for-sale securities was primarily attributable to an increase in foreign government bonds. The increase was partly offset by a decrease in marketable equity securities of ¥1.01 trillion. The decrease in marketable equity securities reflected sales of certain marketable equity securities and declines in fair value of equity securities.

Financial Review (cont.)

Investment securities of ¥8.35 trillion at September 30, 2002 were pledged as collateral, representing an increase of ¥0.58 trillion, or 7.4%, from ¥7.77 trillion at March 31, 2002. The increase primarily reflected an increase in securities sold under repurchase agreements, under which securities sold are deemed as collateral.

Net unrealized gains included in the investment portfolio were ¥1.38 trillion at September 30, 2002. These net unrealized gains related principally to Japanese marketable equity securities.

Interest-Earning Deposits in Other Banks

Interest-earning deposits in other banks significantly fluctuate from day to day depending upon the volatility of financial markets. Interest-earning deposits in other banks at September 30, 2002 were ¥4.15 trillion, a decrease of ¥0.18 trillion, or 4.2%, from ¥4.33 trillion at March 31, 2002. The decrease in interest-earning deposits in other banks primarily reflected the lower interest rate environment in interbank markets.

Trading Account Assets

Trading account assets at September 30, 2002 were ¥7.33 trillion, a decrease of ¥0.17 trillion, or 2.3%, from ¥7.50 trillion at March 31, 2002. The decrease was primarily attributable to a decrease of ¥0.22 trillion in trading securities.

Total Liabilities

At September 30, 2002, total liabilities were ¥89.97 trillion, a decrease of ¥1.77 trillion, or 1.9%, from ¥91.74 trillion at March 31, 2002. The decrease reflected decreases of ¥1.07 trillion in debentures and ¥1.62 trillion in short-term borrowings. The decrease in debentures reflected redemptions at maturity. As a result of a change in law, we no longer issued debentures after March 31, 2002. The appreciation of the yen against the US dollar and other foreign currencies during the six months ended September 30, 2002 also contributed to the decrease in total liabilities.

Deposits

At September 30, 2002, total deposits were ¥63.84 trillion, an increase of ¥0.18 trillion, or 0.3%, from ¥63.66 trillion at March 31, 2002. Domestic deposits increased ¥1.37 trillion, or 2.6%, from ¥51.92 trillion at March 31, 2002 to ¥53.29 trillion at September 30, 2002, while foreign deposits decreased ¥1.18 trillion from ¥11.74 trillion at March 31, 2002 to ¥10.56 trillion at September 30, 2002. The increase in domestic deposits resulted partly from the planned removal of blanket deposit insurance, which led some depositors to transfer their deposits to banks that are perceived to be more financially stable. As discussed under “—Recent Developments—Government Plan to Revive Financial Sector,” subsequent to September 30, 2002, the Financial Services Agency announced that the Deposit Insurance Corporation’s unlimited

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

guaranty of deposits in current accounts and ordinary accounts would be extended until the end of March 2005. The decrease in foreign deposits primarily reflected the appreciation of the yen against the US dollar and other foreign currencies.

Short-Term Borrowings

Short-term borrowings decreased ¥1.62 trillion, or 10.9%, from ¥14.84 trillion at March 31, 2002 to ¥13.22 trillion at September 30, 2002. Short-term borrowings include call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings. We use short-term borrowings as a funding source and in our management of interest rate risk. The decrease in short-term borrowings primarily reflected the unfavorable market conditions for funding around the end of September 30, 2002.

Long-Term Debt

Long-term debt increased ¥0.14 trillion from ¥5.18 trillion at March 31, 2002 to ¥5.32 trillion at September 30, 2002, due primarily to bond issuances.

Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have shown a historically high rollover rate among our corporate customers and individual depositors. These deposit products provide us with a sizable source of stable and low-cost funds. While approximately 60% of certificates of deposits and time deposits mature within three months, we continuously monitor relevant interest rate characteristics of these funds and utilize asset and liability management procedures to manage the possible impact of the rollovers on our net interest margin. Our average deposits, combined with average shareholders’ equity, funded 70.9% of our average total assets of ¥92.94 trillion during the six months ended September 30, 2002. Most of the remaining funding was provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings. From time to time, we have issued long-term instruments such as straight bonds with mainly three to five years’ maturity. Liquidity may also be provided by the sale of financial assets, including securities available for sale, trading account securities, and certain loans. Additional liquidity may be provided by maturity of loans. In connection with our plan to sell down our strategic equity investments, we have commenced the process of reducing our holdings of strategic equity investments, primarily through sales in the market. To implement that plan, we are also evaluating and implementing alternative strategies that facilitate the sale of our equity holdings, such as the transfers of certain holdings to an existing exchange traded fund, the Banks’ Shareholdings Purchase Corporation and the Bank of Japan. Our access to liquidity from sales of

Financial Review (cont.)

strategic equity investments and other equity securities is dependent on market conditions at the time of each sale. We do not, however, anticipate that we will be dependent on sales of equity securities for liquidity.

Shareholders’ Equity

The following table presents a summary of our shareholders’ equity at March 31, 2002 and September 30, 2002:

	At March 31, 2002	At Sept. 30, 2002
	(in billions, except percentages)
Preferred stock	¥222.1	¥222.1
Common stock	873.2	873.2
Capital surplus	850.8	908.5
Retained earnings	248.1	310.0
Accumulated other changes in equity from nonowner sources	523.3	115.1
Less treasury stock, at cost	(91.0)	(82.8)

Total shareholders’ equity	¥2,626.5	¥2,346.1

Ratio of total shareholders’ equity to total assets	2.78%	2.54%

Total shareholders’ equity decreased ¥280.4 billion, or 10.7%, from ¥2,626.5 billion at March 31, 2002 to ¥2,346.1 billion at September 30, 2002, and the ratio of total shareholders’ equity to total assets also showed a decrease of 0.24 points from 2.78% at March 31, 2002 to 2.54% at September 30, 2002. The decrease in total shareholders’ equity for the six months ended September 30, 2002, and the resulting decrease of the ratio to total assets, were principally attributable to a ¥327.9 billion decrease in net unrealized gains on investment securities available for sale, net of taxes, recorded as part of accumulated other changes in equity from nonowner sources. The decrease was partly offset by an increase of ¥61.9 billion in retained earnings, resulting from net income for the six months ended September 30, 2002 and an increase in capital surplus of ¥57.7 billion resulting primarily from recognition of a tax benefit arising from the write-down for tax purposes of treasury stock held by BTM. The tax consequence of such write-down was treated as a capital transaction and credited to capital surplus.

Due to our holding a large amount of marketable Japanese equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our shareholders’ equity. The following table presents information relating to the accumulated net unrealized gains before tax effect in respect of marketable equity securities at March 31, 2002 and September 30, 2002:

	At March 31, 2002	At Sept. 30, 2002
	(in billions, except percentages)
Accumulated net unrealized gains	¥1,611	¥1,113
Accumulated net unrealized gains to total assets	1.71%	1.21%

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

The decrease in accumulated net unrealized gains on marketable equity securities at September 30, 2002 was mainly due to declines in Japanese stock markets.

Off-Balance Sheet Transactions

Off-Balance Sheet Arrangements

In the normal course of business, we are engaged in several types of off-balance sheet financial arrangements, some of which call for and rely on activities of special purpose entities in the performance of the arrangements. These arrangements involving special purpose entities include, but are not limited to, disposals of nonperforming assets, repackaging of existing financial instruments to create other investments for customers that otherwise would not be readily available in the market, and securitizations of our customers’ assets for their off-balance sheet arrangements. During the six months ended September 30, 2002, we did not enter into new material off-balance sheet arrangements.

Off-Balance Sheet Credit-Related Commitments

As a financial services provider, we routinely enter into commitments to extend credit, standby letters of credit, financial guarantees, and commercial letters of credit. These contract amounts represent the possible credit risk associated with failure of the counterparty to perform in accordance with the terms and conditions of the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Total credit-related commitments at September 30, 2002 were ¥37,202 billion, a decrease of ¥1,279 billion from ¥38,481 billion at March 31, 2002. Most of the commitments will expire within one year.

Capital Adequacy

The table below presents our consolidated risk-based capital, risk-adjusted assets, and risk-based capital ratios at March 31, 2002 and September 30, 2002 (underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency of Japan):

	At March 31, 2002	At Sept. 30, 2002	Minimum capital ratios required
	(in billions, except percentages)
Capital components:
Tier I capital	¥3,181.1	¥3,053.1
Tier II capital	3,145.3	2,942.8
Total risk-based capital	6,220.5	6,002.0
Risk-weighted assets	60,335.8	57,190.3
Capital ratios:
Tier I capital	5.27%	5.33%	4.00%
Total risk-based capital	10.30	10.49	8.00

Financial Review (cont.)

The table below presents the risk-based capital ratios of BTM and MTBC at March 31, 2002 and September 30, 2002 (underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our financial statements prepared in accordance with Japanese GAAP as required by the Financial Services Agency of Japan):

	At March 31, 2002	At Sept. 30, 2002	Minimum capital ratios required
Consolidated capital ratios:
BTM:
Tier I capital	5.25%	5.24%	4.00%
Total risk-based capital	10.29	10.43	8.00
MTBC:
Tier I capital	6.23	6.49	4.00
Total risk-based capital	10.83	11.44	8.00
Stand-alone capital ratios:
BTM:
Tier I capital	5.19	5.07	4.00
Total risk-based capital	10.37	10.14	8.00
MTBC:
Tier I capital	6.25	6.51	4.00
Total risk-based capital	10.90	11.47	8.00

The table below presents the risk-based capital ratios of UnionBanCal and Union Bank of California, both subsidiaries of BTM, at December 31, 2001 and June 30, 2002:

	At Dec. 31, 2001	At June 30, 2002	Minimum capital ratios required
UnionBanCal:
Tier I capital (to risk-weighted assets)	11.47%	11.90%	4.00%
Tier I capital (to quarterly average assets)	10.53	10.77	4.00
Total capital (to risk-weighted assets)	13.35	13.65	8.00

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

	At Dec. 31, 2001	At June 30, 2002	Minimum capital ratios required	Ratios OCC* requires to be “well capitalized”
Union Bank of California:
Tier I capital (to risk-weighted assets)	10.63%	11.00%	4.00%	6.00%
Tier I capital (to quarterly average assets)	9.69	9.89	4.00	5.00
Total capital (to risk-weighted assets)	12.19	12.49	8.00	10.00

* OCC represents the Office of the Comptroller of the Currency of the United States of America.

Market Risk

Trading Activities

The value at risk, or VaR for our total trading activities in the six months ended September 30, 2002 is presented in the table below. Quantitative market risk as of September 30, 2002 was lower compared to that as of March 31, 2002. On a quarterly basis, the daily average VaR was ¥2.70 billion in the three months ended June 30, 2002, and ¥2.93 billion in the three months ended September 30, 2002. We conducted back-testing for the 250 past business days prior to September 30, 2002 and the absolute value of losses never exceeded VaR.

	VaR for Trading Activities (April 2002-September 2002)(1)
	Daily average	High	Low	At Sept. 30, 2002	At March 31, 2002 (reference)
	(in billions)
Risk category:
Interest rate	¥1.56	¥2.52	¥0.93	¥0.96	¥1.18
Of which, yen	0.61	1.05	0.25	0.25	0.79
Of which, US dollar	0.72	1.39	0.37	0.42	0.44
Foreign exchange	0.71	1.56	0.20	0.26	0.41
Equities	0.84	1.44	0.52	1.14	0.75
Commodities	0.18	0.28	0.09	0.09	0.18
(Diversification effect)	(0.47)	—	—	(0.41)	(0.38)

Total	¥2.82	¥3.59	¥2.04	¥2.04	¥2.14

(1) Based on a one-day holding period, with a confidence interval of 99% based on three years of historical data. The highest and lowest VaRs were taken from different days. Simple summation of VaRs by risk category is not equal to total VaR due to the effect of diversification.

Financial Review (cont.)

Non-Trading Activities

VaR for our non-trading activities as of September 30, 2002, excluding market risks related to strategic equity investment and measured using the same standard as used for trading activities, increased ¥0.46 billion to ¥27.93 billion compared to that as of March 31, 2002.

After converting foreign currency-denominated assets in Argentina to pesos, as required by Argentinean regulation, foreign exchange-related market risks was ¥4.75 billion.

Interest rate risks accounted for approximately 93% of our non-trading activity market risks, excluding those risks related to the foreign exchange transaction stated above, and measured ¥21.83 billion as of September 30, 2002. The daily average interest rate VaR totaled ¥20.65 billion, with the highest recorded VaR being ¥25.03 billion, and the lowest being ¥16.87 billion. On a quarterly basis, the daily average VaR was ¥19.55 billion in the three months ended June 30, 2002, and ¥21.74 billion in the three months ended September 30, 2002. The chart below analyzes interest rate risks by major currencies. Among these, the Japanese yen risk ratio as of September 30, 2002 decreased compared to that as of March 31, 2002, while US dollar and euro risk ratios increased.

Note: Composition of interest rate VaR (1-day holding period, 99% confidence interval 3 years historical data)

Condensed Consolidated Balance Sheets

(Unaudited except for March 31, 2002)

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

	Sept. 30, 2001 (Unaudited)	March 31, 2002	Sept. 30, 2002 (Unaudited)
	(in millions)
ASSETS:
Cash and due from banks	¥1,825,644	¥1,832,399	¥2,248,902
Interest-earning deposits in other banks	5,376,805	4,332,180	4,148,565
Call loans, funds sold, and receivables under resale agreements	3,116,152	2,749,440	2,359,578
Receivables under securities borrowing transactions	2,039,577	1,953,242	1,990,738
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥1,056,857 million at September 30, 2001, ¥856,331 million at March 31, 2002, and ¥1,090,382 million at September 30, 2002)	6,542,695	7,497,253	7,327,701
Investment securities:
Securities available for sale—at fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥515,824 million at September 30, 2001, ¥2,101,338 million at March 31, 2002, and ¥2,909,808 million at September 30, 2002)	20,084,360	23,282,816	23,394,650
Securities being held to maturity—at amortized cost	283,143	272,163	242,168
Other investment securities	170,963	129,498	138,289

Total investment securities	20,538,466	23,684,477	23,775,107

Loans, net of unearned income and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥702,894 million at September 30, 2001, ¥765,575 million at March 31, 2002, and ¥739,146 million at September 30, 2002)	48,307,770	50,229,725	48,091,245
Allowance for credit losses	(1,794,045)	(1,735,180)	(1,571,232)

Net loans	46,513,725	48,494,545	46,520,013

Premises and equipment—net	709,759	681,366	635,139
Accrued interest	222,287	213,697	181,262
Customers’ acceptance liability	35,635	37,608	30,775
Intangible assets	181,555	186,617	200,341
Goodwill	35,441	41,386	41,070
Other assets	2,345,613	2,660,904	2,856,838

Total	¥89,483,354	¥94,365,114	¥92,316,029

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Deposits:
Domestic offices: Non-interest-bearing	¥2,962,423	¥3,091,407	¥3,544,419
Interest-bearing	43,856,571	48,826,155	49,743,486
Overseas offices, principally interest-bearing	12,354,681	11,741,939	10,556,215

Total deposits	59,173,675	63,659,501	63,844,120

Debentures	2,993,854	2,269,122	1,198,007
Call money, funds purchased, and payables under repurchase agreements	5,072,054	6,329,049	6,504,990
Payables under securities lending transactions	3,053,634	2,913,983	2,222,914
Due to trust account and other short-term borrowings	5,152,873	5,600,859	4,491,849
Trading account liabilities	3,330,651	2,495,768	2,656,621
Obligations to return securities received as collateral	604,105	315,538	742,487
Bank acceptances outstanding	35,635	37,608	30,775
Accrued interest	236,364	211,010	152,248
Long-term debt	5,093,871	5,183,841	5,323,484
Other liabilities	2,219,523	2,722,338	2,802,395

Total liabilities	86,966,239	91,738,617	89,969,890

Commitments and contingent liabilities
Shareholders’ equity:
Capital stock:
Preferred stock:
Class 1—authorized, 81,400 shares; issued and outstanding, 81,400 shares at September 30, 2001, March 31, 2002, and September 30, 2002 with no stated value (aggregate liquidation preference of ¥244,200 million)	122,100	122,100	122,100
Class 2—convertible: authorized, 100,000 shares; issued and outstanding, 100,000 shares at September 30, 2001, March 31, 2002, and September 30, 2002 with no stated value (aggregate liquidation preference of ¥200,000 million)	100,000	100,000	100,000
Class 3—authorized, 120,000 shares; no shares issued or outstanding	—	—	—
Class 4—convertible: authorized, 120,000 shares; no shares issued or outstanding	—	—	—
Common stock—authorized, 22,000,000 shares; issued, 5,742,468 shares at September 30, 2001, March 31, 2002, and September 30, 2002 with no stated value	873,156	873,156	873,156
Capital surplus	846,932	850,835	908,461
Retained earnings: Appropriated for legal reserve	227,462	236,537	237,474
Unappropriated	235,406	11,593	72,637
Accumulated other changes in equity from nonowner sources, net of taxes	217,651	523,250	115,067

Total	2,622,707	2,717,471	2,428,895
Less treasury stock, at cost—196,636 common shares at September 30, 2001, 169,639 common shares at March 31, 2002, and 158,034 common shares at September 30, 2002	105,592	90,974	82,756

Shareholders’ equity—net	2,517,115	2,626,497	2,346,139

Total	¥89,483,354	¥94,365,114	¥92,316,029

See the accompanying notes to condensed consolidated financial statements.

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

Condensed Consolidated Statements of Operations

(Unaudited)

	Six months ended September 30,
	2001	2002
	(in millions, except per share data)
Interest income:
Loans, including fees	¥675,006	¥544,972
Deposits in other banks	96,233	41,077
Investment securities	207,379	196,536
Trading account assets	7,844	4,706
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	102,160	31,173

Total	1,088,622	818,464

Interest expense:
Deposits	296,623	130,277
Debentures	11,834	5,657
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	116,534	53,949
Due to trust account, other short-term borrowings, and trading account liabilities	25,963	18,928
Long-term debt	96,563	76,937

Total	547,517	285,748

Net interest income	541,105	532,716
Provision for credit losses	309,425	232,632

Net interest income after provision for credit losses	231,680	300,084

Non-interest income:
Fees and commissions	245,079	251,841
Foreign exchange gains—net	62,543	113,511
Trading account profits—net	106,129	145,548
Investment securities gains—net	—	28,870
Other non-interest income	28,909	31,682

Total	442,660	571,452

Non-interest expense:
Salaries and employee benefits	228,455	241,732
Occupancy expenses—net	67,391	60,418
Investment securities losses—net	92,882	—
Other non-interest expenses	294,755	301,511

Total	683,483	603,661

Income (loss) before income tax expense (benefit) and cumulative effect of a change in accounting principle	(9,143)	267,875
Income tax expense (benefit)	(1,480)	163,622

Income (loss) before cumulative effect of a change in accounting principle	(7,663)	104,253
Cumulative effect of a change in accounting principle, net of tax	5,867	(532)

Net income (loss)	¥(1,796)	¥103,721

Income attributable to preferred shareholders	¥4,168	¥8,336

Net income (loss) attributable to common shareholders	¥(5,964)	¥95,385

Amounts per share (in yen):
Basic earnings (loss) per common share—income (loss) before cumulative effect of a change in accounting principle	¥(2,134.35)	¥17,191.86
Basic earnings (loss) per common share—net income (loss)	(1,075.90)	17,096.50
Diluted earnings (loss) per common share—income (loss) before cumulative effect of a change in accounting principle	(2,134.35)	15,147.97
Diluted earnings (loss) per common share—net income (loss)	(1,075.90)	15,057.33

See the accompanying notes to condensed consolidated financial statements.

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

Condensed Consolidated Statements of Changes in Equity from Nonowner Sources

(Unaudited)

	Gains (Losses), Net of Income Taxes Six months ended September 30,
	2001	2002
	(in millions)
Net Income (loss)	¥(1,796)	¥103,721
Other changes in equity from nonowner sources:
Net unrealized holding losses on investment securities available for sale	(684,606)	(287,675)
Reclassification adjustment for (gains) losses included in net income or loss	2,358	(40,296)
Total	(682,248)	(327,971)
Cumulative effect of a change in accounting principle	1,257	—
Net unrealized gains on derivatives qualifying for cash flow hedges	2,079	2,649
Reclassification adjustment for gains included in net income or loss	(626)	(2,965)
Total	2,710	(316)
Minimum pension liability adjustments	(49,967)	(18,500)
Foreign currency translation adjustments	39,732	(61,457)
Reclassification adjustment for losses included in net income or loss	—	61
Total	39,732	(61,396)
Total changes in equity from nonowner sources	¥(691,569)	¥(304,462)

See the accompanying notes to condensed consolidated financial statements.

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

Condensed Consolidated Statements of Shareholders’ Equity

(Unaudited)

	Six months ended September 30,
	2001	2002
	(in millions)
Preferred stock (Class 1):
Balance at beginning of period	¥122,100	¥122,100
Balance at end of period	¥122,100	¥122,100

Preferred stock (Class 2):
Balance at beginning of period	¥100,000	¥100,000
Balance at end of period	¥100,000	¥100,000

Common stock:
Balance at beginning of period	¥856,664	¥873,156
Issuance of common stock	16,492	—
Balance at end of period	¥873,156	¥873,156

Capital surplus:
Balance at beginning of period	¥831,105	¥850,835
Issuance of common stock and gains or losses on sale of treasury stock, net of taxes	15,827	3,618
Recognition of tax benefit arising from treasury stock held by a subsidiary	—	54,008
Balance at end of period	¥846,932	¥908,461

Retained earnings appropriated for legal reserve:
Balance at beginning of period	¥221,689	¥236,537
Transfer from unappropriated retained earnings	5,773	937
Balance at end of period	¥227,462	¥237,474

Unappropriated retained earnings:
Balance at beginning of period	¥271,246	¥11,593
Net income (loss)	(1,796)	103,721
Total	269,450	115,314

Deduction:
Cash dividends:
Common share	(24,103)	(33,404)
Preferred share (Class 1)	(3,358)	(6,716)
Preferred share (Class 2)	(810)	(1,620)
Transfer to retained earnings appropriated for legal reserve	(5,773)	(937)
Total	(34,044)	(42,677)

Balance at end of period	¥235,406	¥72,637

Accumulated other changes in equity from nonowner sources, net of taxes:
Balance at beginning of period	¥907,424	¥523,250
Cumulative effect of a change in accounting principle	1,257	—
Net change during the period	(691,030)	(408,183)
Balance at end of period	¥217,651	¥115,067

Treasury stock:
Balance at beginning of period	¥(108,932)	¥(90,974)
Purchase of treasury stock	(7,105)	(1,571)
Sale of treasury stock	10,445	9,789
Balance at end of period	¥(105,592)	¥(82,756)

Total shareholders’ equity	¥2,517,115	¥2,346,139

See the accompanying notes to condensed consolidated financial statements.

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six months ended September 30,
	2001	2002
	(in millions)
Cash flows from operating activities:
Net income (loss)	¥(1,796)	¥103,721
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for credit losses	309,425	232,632
Investment securities losses (gains)—net	92,882	(28,870)
Foreign exchange losses (gains)—net	(205,421)	115,979
Provision for deferred income tax expense (benefit)	(46,328)	132,954
Increase in trading account assets, excluding foreign exchange contracts	(311,383)	(257,898)
Increase in trading account liabilities, excluding foreign exchange contracts	356,061	700,851
Decrease in accrued interest receivable and other receivables	95,482	27,017
Decrease in accrued interest payable and other payables	(155,196)	(55,765)
Other—net	135,883	99,612

Net cash provided by operating activities.	269,609	1,070,233

Cash flows from investing activities:
Proceeds from sales and maturities of investment securities available for sale	17,593,691	22,204,801
Purchases of investment securities available for sale	(17,539,622)	(22,768,633)
Proceeds from maturities of investment securities being held to maturity	19,726	23,945
Proceeds from sales of other investment securities	7,016	6,512
Purchases of other investment securities	(6,545)	(17,558)
Net decrease in loans	1,137,826	915,611
Net decrease (increase) in interest-earning deposits in other banks	512,523	(43,849)
Net decrease in call loans, funds sold, and receivable under resale agreements and securities borrowing transactions	322,065	364,751
Other—net	(250,062)	116,322

Net cash provided by investing activities	1,796,618	801,902

Cash flows from financing activities:
Net increase (decrease) in deposits	(1,006,123)	1,107,440
Net decrease in debentures	(411,750)	(1,071,192)
Net decrease in call money, funds purchased, and payable under repurchase agreements and securities lending transactions	(661,474)	(402,844)
Net increase (decrease) in other short-term borrowings	85,375	(526,124)
Net decrease in due to trust account	(615,599)	(646,757)
Proceeds from issuance of long-term debt	878,196	572,193
Repayment of long-term debt	(495,691)	(396,598)
Dividends paid	(28,258)	(41,724)
Other—net	253,643	18,350

Net cash used in financing activities	(2,001,681)	(1,387,256)

Effect of exchange rate changes on cash and cash equivalents	31,430	(68,376)

Net increase in cash and cash equivalents	95,976	416,503
Cash and cash equivalents at beginning of period	1,729,668	1,832,399

Cash and cash equivalents at end of period	¥1,825,644	¥2,248,902

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for:
Interest	¥700,811	¥341,273
Income taxes	49,406	21,522
Non cash investing activities:
Loans transferred to other real estate owned	6,432	793
Marketable equity securities transferred to employee retirement benefit trusts	133,158	—

See the accompanying notes to condensed consolidated financial statements.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1. BASIS OF SEMIANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On April 2, 2001, Mitsubishi Tokyo Financial Group, Inc. (Kabushiki Kaisha Mitsubishi Tokyo Financial Group) (“MTFG”), was established as a bank holding company through a stock-for-stock exchange when BTM, MTBC, and Nippon Trust Bank Limited (“NTB”), a former subsidiary of BTM, became wholly owned subsidiaries of MTFG. On October 1, 2001, NTB and The Tokyo Trust Bank, Ltd. (“TTB”), which was another trust subsidiary of BTM, merged with and into MTBC through a stock-for-stock exchange.

The accompanying unaudited semiannual condensed consolidated financial statements are stated in Japanese yen, the currency of the country in which MTFG is incorporated and principally operates. Such condensed consolidated financial statements include the accounts of MTFG and its subsidiaries (collectively, the “MTFG Group”) and reflect all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary for a fair presentation of amounts involved to conform with generally accepted accounting principles and prevailing practices within the banking industry in the United States of America (“US GAAP”). The accompanying unaudited condensed consolidated financial statements should be read in conjunction with consolidated financial statements included in MTFG’s Annual Report on Form 20-F for the fiscal year ended March 31, 2002. Certain information that would be included in annual financial statements but not required for semiannual reporting purpose under US GAAP has been omitted or condensed.

The preparation of condensed consolidated financial statements in conformity with US GAAP requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

Accounting Change

Goodwill and Other Intangible Assets—Effective April 1, 2002, the MTFG Group adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 requires that goodwill, formerly amortized over its useful life, no longer be amortized and be tested for impairment at least annually. Further, SFAS No. 142 requires that intangible assets that have finite useful lives will continue to be amortized over their useful lives while intangible assets with indefinite lives will no longer be amortized and are subject to impairment testing at least annually.

The MTFG Group has performed the required transitional impairment tests of goodwill and intangible assets with indefinite lives upon adoption of SFAS No. 142. The initial adoption resulted in a cumulative adjustment charge to

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

earnings of ¥532 million related to the impairment of goodwill. Such cumulative adjustment primarily resulted from an impairment of goodwill related to a U.S. leasing business and was measured using the discounted future cash flows method. Net loss and amounts per common share for the six months ended September 30, 2001 adjusted to exclude amortization expense (net of taxes) related to goodwill are as follows:

Net income (loss): (in millions)
Reported net loss	¥(1,796)
Goodwill amortization, net of tax	3,849

As adjusted	¥2,053

Basic earnings (loss) per common share: (in yen)
Reported net loss	¥(1,075.90)
Goodwill amortization, net of tax	694.36

As adjusted	¥(381.54)

Diluted earnings (loss) per common share: (in yen)
Reported net loss	¥(1,075.90)
Goodwill amortization, net of tax	694.36

As adjusted	¥(381.54)

Intangible assets with indefinite lives, that were amortized in the prior periods, were immaterial.

Intangible assets, other than goodwill, as of September 30, 2002, primarily consist of the capitalized cost of software amounting to ¥139,985 million (gross amount of ¥296,609 million and accumulated amortization of ¥156,624 million) and unrecognized prior service cost amounting to ¥41,383 million recorded in accordance with SFAS No. 87, “Employer’s Accounting for Pensions.” Amortization expense of intangible assets, other than goodwill, for the six months ended September 30, 2002, amounted to ¥24,709 million.

Amortization expense for the net carrying amount of intangible assets at September 30, 2002 is estimated to be ¥23,025 million for the remainder of the fiscal year ending March 31, 2003 (exclusive of ¥24,709 million recorded for the six months ended September 30, 2002), ¥39,657 million for the fiscal year ending March 31, 2004, ¥34,813 million for the fiscal year ending March 31, 2005, ¥27,095 million for the fiscal year ending March 31, 2006, ¥17,265 million for the year ending March 31, 2007, and ¥4,251 million for the fiscal year ending March 31, 2008.

Impairment or Disposal of Long-Lived Assets—In August 2001, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets by establishing additional criteria as compared to existing US GAAP to determine when a long-lived asset is held for sale. It also broadens the definition of discontinued operations. This statement carries over the framework established in SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of,” and was adopted by the MTFG Group on April 1, 2002. The adoption of this statement had no material impact on the results of operations or financial position.

Notes to Condensed Consolidated Financial Statements (cont.)

(Unaudited)

Derivative Instruments and Hedging Activities—On April 1, 2001, the MTFG Group adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 requires that all derivatives, whether designated as a hedge or not, be recorded on the balance sheet at fair value. SFAS No. 133 also requires that derivative instruments used to hedge be identified specifically to assets, liabilities, firm commitments or anticipated transactions and be expected to remain effective throughout the life of the hedge. Derivative instruments that do not qualify as either a fair value or cash flow hedge are valued at fair value and classified as trading account assets or liabilities with the resultant gain or loss recognized in current earnings. The cumulative effect of the change in accounting principle, net of tax, was to increase net income by ¥5,867 million and other changes in equity from nonowner sources by ¥1,257 million.

Recently Issued Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to the legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset. A legal obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract, or by legal construction of a contract under the doctrine of promissory estoppel. This statement is effective for fiscal years beginning after June 15, 2002. The MTFG Group does not expect that the adoption of this statement will have a material impact on our financial condition or results of operations.

Rescission of SFAS No. 4, 44, and 64, Amendment of SFAS No. 13—In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” The provisions of SFAS No. 145 related to the rescission of Statement No. 4 are effective for fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion 30 for classification as an extraordinary item shall be reclassified. The provisions of this statement related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 are effective for financial statements issued on or after May 15, 2002. The MTFG Group does not expect the adoption of SFAS No.145 to have a material impact on the results of operations or financial position.

Costs Associated with Exit or Disposal Activities—In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. This

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The provisions of SFAS No. 146 are generally to be applied prospectively.

Acquisitions of Certain Financial Institutions—In October 2002, the FASB issued SFAS No. 147, “Acquisitions of Certain Financial Institutions, an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9.” This statement eliminates specialized accounting guidance related to certain acquisitions. The adoption of the standard did not impact the MTFG Group’s financial condition or results of operations.

Guarantor’s Accounting and Disclosure Requirements for Guarantees—In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34.” The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The MTFG Group has not completed evaluating the impact of adoption.

Stock-Based Compensation—In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No.148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The MTFG Group has not completed evaluating the impact of adoption.

Consolidation of Variable Interest Entities—In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No.51.” Interpretation No.46 addresses consolidation by business enterprises of variable interest entities. The consolidation requirements of Interpretation No.46 apply immediately to variable interest

Notes to Condensed Consolidated Financial Statements (cont.)

(Unaudited)

entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The MTFG Group has not completed its assessment of the impact of the Interpretation on our financial statements.

2. EARNINGS (LOSS) PER COMMON SHARE

Basic earnings (loss) per common share (“EPS”) excludes the dilutive effects of potential common shares and is computed by dividing net income (loss) available to common stock shareholders by the weighted average number of common shares outstanding for the period, while diluted EPS gives effect to all dilutive potential common shares that were outstanding for the period.

The weighted average number of shares used in the computations of basic EPS and diluted EPS were 5,543 thousand shares and 5,543 thousand shares, respectively, for the six months ended September 30, 2001, and 5,579 thousand shares and 5,870 thousand shares, respectively, for the six months ended September 30, 2002.

For the six months ended September 30, 2001, no potential common stock was included in the computation of diluted EPS due to their antidilutive effects. For the six months ended September 30, 2002, 3% Exchangeable Guaranteed Notes due 2002 and Class 2 Preferred Stock were included to compute diluted EPS.

3. NONACCRUAL LOANS, RESTRUCTURED LOANS, ACCRUING LOANS PAST DUE 90 DAYS OR MORE AND IMPAIRED LOANS

Loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due, except when the loans are in the process of collection based upon the judgment of management. Impaired loans generally include nonaccrual loans, restructured loans and other loans specifically recognized for impairment.

The following is a summary of nonaccrual loans, restructured loans, accruing loans past due 90 days or more and impaired loans at September 30, 2001 and 2002:

	At September 30,
	2001	2002
	(in millions)
Nonaccrual loans	¥2,354,189	¥1,779,190
Restructured loans	2,080,856	1,778,659
Accruing loans contractually past due 90 days or more	18,465	13,969

Total(1)	¥4,453,510	¥3,571,818

Impaired loans(1)	¥4,352,232	¥3,475,715

(1) Includes loans held for sale of ¥7,403 million at September 30, 2002.

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

Changes in the allowance for credit losses for the six months ended September 30, 2001 and 2002 were as follows:

	Six months ended September 30,
	2001	2002
	(in millions)
Balance at beginning of period	¥1,716,984	¥1,735,180

Provision for credit losses	309,425	232,632

Charge-offs	248,307	419,999

Less-Recoveries	22,663	36,389

Net charge-offs	225,644	383,610

Other, principally foreign exchange translation adjustments	(6,720)	(12,970)

Balance at end of period	¥1,794,045	¥1,571,232

4. ASSETS PLEDGED

At September 30, 2002, assets pledged as collateral for call money, funds purchased, payables for repurchase agreements and securities lending transactions, other short-term borrowings, and long-term debt and for certain other purposes were as follows:

At Sept. 30, 2002
(in millions)
Trading account assets	¥1,431,494
Investment securities	8,349,298
Loans	1,681,633
Due from banks	294,316
Other	39,726

Total	¥11,796,467

5. COMMITMENTS AND CONTINGENT LIABILITIES

The following is a summary of contract amounts of credit-related off-balance sheet financial instruments at September 30, 2001 and 2002:

	At September 30,
	2001	2002
	(in billions)
Commitments to extend credit	¥27,474	¥29,244
Guaranteed principal of trust accounts	4,078	2,772
Standby letters of credit and guarantees	5,196	4,842
Commercial letters of credit	372	344

The MTFG Group is involved in various litigation matters. In the opinion of management, the MTFG Group’s liabilities, if any, when ultimately determined, will not have a material adverse effect on the MTFG Group’s financial position.

Notes to Condensed Consolidated Financial Statements (cont.)

(Unaudited)

6. REGULATORY CAPITAL REQUIREMENTS

MTFG, BTM, MTBC, UnionBanCal Corporation (“UNBC”), a subsidiary of BTM, and certain other subsidiaries are subject to various banking and other regulatory requirements including capital requirements promulgated by the regulatory authorities in countries they operate. As such, failure to meet such regulatory requirements, including evolving regulatory measures being implemented by the Japanese government with respect to the Japanese banking industry, may have a direct material effect on MTFG’s consolidated financial statements.

The table below presents MTFG’s consolidated risk-based capital, risk-adjusted assets, and risk-based capital ratios at September 30, 2001 and 2002 (underlying figures are calculated in accordance with Japanese banking regulations based on information derived from the financial statements prepared in accordance with Japanese GAAP as required by the Financial Services Agency of Japan):

	Actual 2001	Actual 2002	Minimum capital ratios required
	(in millions, except percentages)
Capital components:
Tier I capital	¥3,193,312	¥3,053,108
Tier II capital	3,050,110	2,942,872
Total risk-based capital	6,139,211	6,002,033
Risk-weighted assets	59,542,761	57,190,304
Capital ratios:
Tier I capital	5.36%	5.33%	4.00%
Total risk-based capital	10.31	10.49	8.00

The table below presents the consolidated and stand-alone risk-based capital ratios of BTM and MTBC at September 30, 2001 and 2002 (underlying figures are calculated in accordance with Japanese banking regulations based on information derived from the financial statements prepared in accordance with Japanese GAAP as required by the Financial Services Agency of Japan):

	Actual 2001	Actual 2002	Minimum capital ratios required
Consolidated capital ratios:
BTM:
Tier I capital	5.18%	5.24%	4.00%
Total risk-based capital	10.13	10.43	8.00
MTBC:
Tier I capital	6.81	6.49	4.00
Total risk-based capital	11.55	11.44	8.00
Stand-alone capital ratios:
BTM:
Tier I capital	5.34	5.07	4.00
Total risk-based capital	10.65	10.14	8.00
MTBC:
Tier I capital	6.45	6.51	4.00
Total risk-based capital	11.07	11.47	8.00

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

The table below presents the risk-based capital ratios of UNBC and Union Bank of California, a subsidiary of UNBC, at June 30, 2001 and 2002:

	Actual 2001	Actual 2002	Minimum capital ratios required
UNBC:
Tier I capital (to risk-weighted assets)	10.85%	11.90%	4.00%
Tier I capital (to quarterly average assets)	10.33	10.77	4.00
Total capital (to risk-weighted assets)	12.70	13.65	8.00

	Actual 2001	Actual 2002	Minimum capital ratios required	Ratios OCC* requires to be “well capitalized”
Union Bank of California:
Tier I capital (to risk-weighted assets)	9.85%	11.00%	4.00%	6.00%
Tier I capital (to quarterly average assets)	9.33	9.89	4.00	5.00
Total capital (to risk-weighted assets)	11.40	12.49	8.00	10.00

*OCC represents the Office of the Comptroller of the Currency of the United States of America.

7. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The MTFG Group uses various derivative financial instruments, including interest rate swaps and foreign currency forward contracts, for trading, customer accommodation and risk management purposes. The MTFG Group’s trading activities include dealing and customer accommodation activities to meet the financial needs of its customers and related derivatives are measured at fair value with gains and losses recognized currently in earnings. The MTFG Group also accounts for derivatives held for risk management purpose as trading positions and measures them at fair value unless such derivatives qualify for hedge accounting.

UNBC adopts hedging strategies and uses certain derivatives to achieve hedge accounting. Cash flow hedge strategy is adopted primarily for the purpose of hedging forecasted future loan interest payments as well as future interest income from variable rate loans, utilizing interest rate swaps and various other interest rate options. A fair value hedge is intended to effectively convert certain fixed rate liabilities (including a trust preferred security and medium-term notes) into floating rate instruments. Gains and losses recorded due to hedge ineffectiveness were not material for the six months ended September 30, 2001 and 2002.

8. BUSINESS SEGMENTS

MTFG conducts its business through its principal subsidiaries, BTM and MTBC, which have been granted substantial autonomy in conducting their business. Management currently recognizes BTM and MTBC as principal business segments of the MTFG Group.

Notes to Condensed Consolidated Financial Statements (cont.)

(Unaudited)

The business segment information of BTM and its subsidiaries (“BTM Group”) and MTBC and its subsidiaries (“MTBC Group”), set forth below, is derived from the internal management reporting systems used by management to measure the performance of the business segments.

Unlike financial accounting, there is no authoritative body of guidance for management accounting. The business segment information is based on the financial information prepared in accordance with Japanese GAAP along with internal management accounting rules and practices. Accordingly, the format and information is presented primarily on the basis of Japanese GAAP and is not consistent with the condensed consolidated financial statements prepared on the basis of US GAAP. Management of each subsidiary does not use information on segment total assets to allocate resources and assess performance of their segments and has not prepared information on segment assets. Accordingly, business segment information on total assets is not available.

BTM Group

	Retail Banking	Commercial Banking	Global Corporate Banking	Investment Banking	Asset Management	UNBC	Operations Services	Treasury	Other*	Total
	(in millions)
Six months ended September 30, 2001:
Net revenue:
BTM:
Net interest income	¥90,994	¥113,472	¥66,597	¥3,775	¥289	¥—	¥510	¥63,407	¥(2,688)	¥336,356
Net fees	9,761	21,466	30,016	11,601	2,435	—	1,948	(2,818)	(14,351)	60,058
Other	5,375	11,414	13,654	15,162	(9,087)	—	550	41,160	(1,579)	76,649
BTM’s subsidiaries	35,967	4,761	28,025	28,544	4,318	136,523	7,563	1,023	4,418	251,142

Total	142,097	151,113	138,292	59,082	(2,045)	136,523	10,571	102,772	(14,200)	724,205
Operating expenses	113,017	67,523	64,351	35,305	6,276	75,851	8,622	13,334	38,539	422,818

Operating profit	¥29,080	¥83,590	¥73,941	¥23,777	¥(8,321)	¥60,672	¥1,949	¥89,438	¥(52,739)	¥301,387

Six months ended September 30, 2002:
Net revenue:
BTM:
Net interest income	¥81,797	¥100,154	¥59,370	¥2,666	¥(138)	¥—	¥402	¥91,425	¥(24,843)	¥310,833
Net fees	10,065	22,029	33,970	13,289	1,965	—	1,914	(3,186)	(18,035)	62,011
Other	5,815	15,004	10,348	18,637	(10,800)	—	406	66,598	(4,051)	101,957
BTM’s subsidiaries	37,317	4,943	24,885	27,683	3,667	134,564	7,476	1,122	4,339	245,996

Total	134,994	142,130	128,573	62,275	(5,306)	134,564	10,198	155,959	(42,590)	720,797
Operating expenses	107,883	63,761	70,485	40,679	7,959	77,968	8,465	13,396	74,397	464,993

Operating profit	¥27,111	¥78,369	¥58,088	¥21,596	¥(13,265)	¥56,596	¥1,733	¥142,563	¥(116,987)	¥255,804

* Other includes the Systems Services unit, the e-Business & Initiatives unit, and the Corporate Center and eliminates overlapping allocation.

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

Management measures the performance of each business unit by “operating profit” which includes profits or losses of BTM’s subsidiaries. Financial information for each of BTM’s subsidiaries is assigned to only one business unit, based on its major products or services provided and its major type of customers. Operating profit is a defined term in the regulatory reporting to the Financial Services Agency of Japan.

Frequently, the business units work together in connection with providing services to customers. In accordance with the BTM Group’s internal management accounting policies, BTM Group does not apportion the net revenue relating to any particular transaction among the participating business units. Instead, BTM Group assigns the total amount of net revenue relating to each of these transactions to each participating business unit. As a result, some items of net revenue are recorded as part of the operating results of more than one business unit. Any overlapping allocations are eliminated in the “Other” column.

The following is the summary of the aggregate amounts of this overlapping allocation of net revenue for the business units for the six months ended September 30, 2001 and 2002:

	Commercial Banking	Global Corporate Banking	Total Amount Eliminated
	(in millions)
Six months ended September 30, 2001:
Investment banking	¥3,325	¥11,757	¥15,082
Six months ended September 30, 2002:
Investment banking	4,337	13,610	17,947

Notes to Condensed Consolidated Financial Statements (cont.)

(Unaudited)

On April 2, 2001, NTB became a wholly owned subsidiary of MTFG and has been excluded from BTM’s consolidation. On October 1, 2001, NTB and TTB merged with and into MTBC and, accordingly, BTM’s segment internal management reports do not include the financial performance of NTB and TTB subsequent to the merger. Their post-merger financial performance is reflected in MTBC’s segment information. BTM’s segment information for the six months ended September 30, 2001 has been restated to reflect the exclusion of NTB and TTB from its consolidation. NTB’s operation principally includes pension trust services, securities operations, real estate services, property management services, and stock transfer agency services.

TTB’s principal business includes securities lending transactions, asset securitizations and other financial securities. The following is a summary of financial performance of NTB and TTB for the six months ended September 30, 2001, derived from the internal management system of these banks without any adjustments.

Six months ended September 30, 2001
(in millions)
Net revenue	¥12,100
Operating expenses	14,341

Operating loss	¥(2,241)

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

MTBC Group

	Trust-Banking	Trust Assets	Real Estate	Global Markets	Other*	Total
	(in millions)
Six months ended September 30, 2001:
MTBC:
Net revenue:
Net interest income	¥35,514	¥—	¥—	¥35,888	¥4,938	¥76,340
Fees on jointly operated designated money trusts	9,856	—	—	13,201	9,996	33,053
Other fees	12,807	18,353	3,566	(1,459)	—	33,267
Other	26	—	—	7,542	(49)	7,519

Total	58,203	18,353	3,566	55,172	14,885	150,179
Operating Expenses	33,491	15,174	3,266	8,174	15,053	75,158

MTBC’s subsidiaries	—	—	—	—	2,246	2,246

Operating profit	¥24,712	¥3,179	¥300	¥46,998	¥2,078	¥77,267

Six months ended September 30, 2002:
MTBC:
Net revenue:
Net interest income	¥38,762	¥—	¥—	¥56,162	¥2,342	¥97,266
Fees on jointly operated designated money trusts	6,126	—	—	12,236	7,140	25,502
Other fees	14,904	16,825	7,724	(2,665)	—	36,788
Other	15	—	—	(7,648)	(118)	(7,751)

Total	59,807	16,825	7,724	58,085	9,364	151,805
Operating Expenses	36,811	14,606	4,737	8,906	13,723	78,783

MTBC’s subsidiaries	—	—	—	—	3,516	3,516

Operating profit	¥22,996	¥2,219	¥2,987	¥49,179	¥(843)	¥76,538

* Other includes certain divisions of the corporate headquarters (e.g., personnel and planning) and adjustments.

MTBC uses “operating profit” to measure the performance of each business group, except for the financial performance of subsidiaries which is measured by ordinary profit or loss derived from the financial statements of subsidiaries. Because of the limited significance of subsidiary operations, MTBC does not assign the subsidiary financial performances to any business groups, and manages them on an aggregate basis.

It is not practicable to restate business segment information for the six months ended September 30, 2001 to reflect the effect of the merger of NTB and TTB because the differences in the policy and process of compiling and summarizing segment information between MTBC and NTB and TTB have made impractical the precise and reasonable allocation of financial performance of NTB and TTB to each of MTBC’s business groups.

Notes to Condensed Consolidated Financial Statements (cont.)

(Unaudited)

Reconciliation

As explained above, the measurement bases and the income and expense items covered are very different between the internal management reporting system and the accompanying condensed consolidated statements of operations. Therefore, it is impracticable to present reconciliations of the business segments’ total information, other than operating profit, to corresponding items in the accompanying condensed consolidated statements of operations.

Reconciliation of the total of segment operating profit of BTM Group and MTBC Group from the internal management reporting systems for the six months ended September 30, 2001 and 2002, to income (loss) before income tax expense or benefit and cumulative effect of a change in accounting principle shown on the condensed consolidated statements of operations is as follows:

	Six months ended September 30,
	2001	2002
	(in billions)
Operating profit:
BTM	¥301	¥256
MTBC	77	77

Total	378	333
Trust fees adjusted for write-downs of trust assets	(10)	(5)
Provision for credit losses	(341)	(173)
Trading account profit	36	29
Equity investment securities losses-net	(145)	(82)
Debt investment securities gains-net	9	79
Foreign exchange gains-net	123	136
Losses on other real estate owned	(1)	(6)
Goodwill amortization	(4)	—
Minority interest	(11)	—
Other—net	(43)	(43)

Income (loss) before income tax expense (benefit) and cumulative effect of a change in accounting principle	¥(9)	¥268

9. PARENT COMPANY SHARES HELD BY SUBSIDIARY BANKS

BTM and MTBC own common stock of MTFG. Such shares are included in treasury stock in the condensed consolidated balance sheet and deducted from MTFG’s shareholders’equity.

During the six months ended September 30, 2002, the MTFG shares held by BTM were written down for tax purposes. The tax consequence of such write-down was treated as a capital transaction and credited to capital surplus.

10. EVENTS SINCE SEPTEMBER 30, 2002

Approval of Dividends

On November 25, 2002, the Board of Directors approved payment of cash dividends to the shareholders of record on September 30, 2002 of ¥41,250 per share of Class 1 preferred stock, totaling ¥3,358 million, and ¥8,100 per share of Class 2 preferred stock, totaling ¥810 million.

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

Legal Proceedings for Local Taxes

On January 30, 2003, the Tokyo High Court upheld the Tokyo District Court’s ruling and ordered the Tokyo Metropolitan Government to refund tax payments that the banks had paid over the past two fiscal years, which represents the difference between the 3.0% tax on the gross operating profits paid by the banks and the amount computed based on net income under the former rule. The order includes the refund of ¥30.4 billion to BTM and MTBC. However, the Tokyo High Court reversed the lower court on the issue of additional compensation. The Tokyo Metropolitan Government may appeal this decision to the Supreme Court of Japan. To date, there have been no decisions made by the Osaka District Court. Given the fact that the legal process has not been completed, MTFG Group has not recorded any gain in MTFG Group’s condensed consolidated financial statements.

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

Average Balance Sheets, Interest and Average Rates

(Unaudited)

	Six months ended September 30, 2001			Six months ended September 30, 2002
	Average balance	Interest	Average rate(Annualized)	Average balance	Interest	Average rate (Annualized)
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks	¥5,533,901	¥96,233	3.47%	¥3,475,664	¥41,077	2.36%
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	5,642,440	102,160	3.61	3,994,051	31,173	1.56
Trading account assets	3,903,514	7,844	0.40	4,444,002	4,706	0.21
Investment securities	20,937,232	207,379	1.98	24,091,386	196,536	1.63
Loans	49,196,023	675,006	2.74	49,550,365	544,972	2.19

Total interest-earning assets	85,213,110	1,088,622	2.55	85,555,468	818,464	1.91

Non-interest-earning assets:
Cash and due from banks	1,374,675			1,745,596
Other non-interest-earning assets	8,408,015			7,341,140
Allowance for credit losses	(1,690,972)			(1,701,469)

Total non-interest-earning assets	8,091,718			7,385,267

Total average assets	¥93,304,828			¥92,940,735

Liabilities and Shareholders’ Equity:
Interest-bearing liabilities:
Deposits	¥55,085,177	296,623	1.07	¥58,325,956	130,277	0.45
Debentures	3,223,235	11,834	0.73	1,787,337	5,657	0.63
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	8,702,063	116,534	2.67	8,293,538	53,949	1.30
Due to trust account, other short-term borrowings and trading account liabilities	6,870,397	25,963	0.75	5,137,591	18,928	0.73
Long-term debt	5,076,841	96,563	3.79	4,994,319	76,937	3.07

Total interest-bearing liabilities	78,957,713	547,517	1.38	78,538,741	285,748	0.73

Non-interest-bearing liabilities	11,317,767			11,867,828

Shareholders’ equity	3,029,348			2,534,166

Total average liabilities and shareholders’ equity	¥93,304,828			¥92,940,735

Net interest income and average interest rate spread		¥541,105	1.17%		¥532,716	1.18%

Net interest income as a percentage of total average interest-earning assets			1.27%			1.24%

MTFG Stock Exchange Listings

Tokyo

Osaka

New York (NYSE ticker: MTF)

London

Mitsubishi Tokyo Financial Group, Inc.

4-1, Marunouchi 2-chome,

Chiyoda-ku, Tokyo 100-6326, Japan

Tel: 81-3-3240-8111

http://www.mtfg.co.jp

The Bank of Tokyo-Mitsubishi, Ltd.

7-1, Marunouchi 2-chome,

Chiyoda-ku, Tokyo 100-8388, Japan

Tel: 81-3-3240-1111

http://www.btm.co.jp

The Mitsubishi Trust and Banking Corporation

11-1, Nagatacho 2-chome,

Chiyoda-ku, Tokyo 100-8212, Japan

Tel: 81-3-3212-1211

http://www.mitsubishi-trust.co.jp

Printed in Japan (February 2003)